UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
(Amendment No. __)*
THE SECURITIES EXCHANGE ACT OF 1934

New Mountain Guardian III BDC, L.L.C.
(Name of Issuer)

Units of LLC Interest
(Title of Class of Securities)

N/A
(CUSIP Number)

GHL Investments Limited
c/o Seatankers Management Co. Ltd
P.O. Box 53562
CY-3399 Limassol
Cyprus
Attn: Spyros Episkopou
+1 (357) 25-858-300

with a copy to:

Keith J. Billotti, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
(212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 5th , 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	N/A

1.	NAME OF REPORTING PERSONS
GHL Investments Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,800,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,800,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,800,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.4%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	N/A

1.	NAME OF REPORTING PERSONS
Greenwich Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,800,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,800,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,800,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.4%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	N/A

1.	NAME OF REPORTING PERSONS
C.K. Limited*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,800,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,800,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,800,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.4%

14.	TYPE OF REPORTING PERSON

CO

*C.K. Limited is the trustee of various trusts established by John Fredriksen for the benefit of his immediate family members (the “Trusts”). The Trusts indirectly hold all of the shares of Greenwich Holdings Limited and GHL Investments Limited. As such, C.K. Limited may be deemed to beneficially own the Units of LLC Interest that are beneficially owned by Greenwich Holdings Limited and GHL Investments Limited.

CUSIP No.	N/A

1.	NAME OF REPORTING PERSONS
John Fredriksen*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,800,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,800,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,800,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.4%

14.	TYPE OF REPORTING PERSON

IN

*Mr. Fredriksen may be deemed to beneficially own 2,800,000 Units of LLC Interest through his indirect influence over GHL Investments Limited and Greenwich Holdings Limited, the shares of which are indirectly held in the Trusts. The beneficiaries of the Trusts are certain members of Mr. Fredriksen’s family. Mr. Fredriksen disclaims beneficial ownership of any Units of LLC Interest beneficially owned by GHL Investments Limited and Greenwich Holdings Limited, except to the extent of his voting and dispositive interests in such Units of LLC Interest. Mr. Fredriksen has no pecuniary interest in the Units of LLC Interest beneficially owned by GHL Investments Limited and Greenwich Holdings Limited.

CUSIP No.	N/A

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Units of LLC Interest of New Mountain Guardian III BDC, L.L.C. The principal executive office of the Issuer is 787 Seventh Avenue, 48th Floor, New York, New York 10019.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of the following:

(i)          GHL Investments Limited, a Cyprus company (“GHL Investments”);

(ii)          Greenwich Holdings Limited, a Cyprus company (“Greenwich Holdings”);

(iii)          C.K. Limited, a Jersey company; and

(iv)          John Fredriksen (“Mr. Fredriksen”), a citizen of Cyprus.

GHL Investments, Greenwich Holdings, C.K. Limited and Mr. Fredriksen are collectively referred to as the “Reporting Persons.” Greenwich Holdings is the sole shareholder of GHL Investments. The shares of GHL Investments and Greenwich Holdings are indirectly held in the Trusts, the beneficiaries of which are certain members of Mr. Fredriksen’s family. C.K. Limited indirectly controls GHL Investments and Greenwich Holdings and is the Trustee of the Trusts.

(a., b., c. and f.)
(i) The address of GHL Investments’ principal place of business is P.O. Box 53562, CY3399, Limassol, Cyprus. The principal business of GHL Investments is acting as an investment holding company. The name, citizenship, present principal occupation of GHL Investments’ directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. GHL Investments does not have any executive officers.

Spyros Episkopou	Director
Mr. Episkopou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Episkopou is a resident of Cyprus.

Eirini Santhi Theocharous	Director
Mrs. Theocharous' principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mrs. Theocharous is a citizen of Cyprus.

Kyriacos Kazamias	Director	Mr. Kazamias’ principal business address is Georgiou Drosini 6, Potamos Germasogeias, 4043 Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.

(ii) The address of Greenwich Holdings’ principal place of business is P.O. Box 53562, CY3399, Limassol, Cyprus. The principal business of Greenwich Holdings is acting as an investment holding company. The name, citizenship, present principal occupation of Greenwich Holdings’ directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. Greenwich Holdings does not have any executive officers.

Christophis Koufaris	Director	Mr. Koufaris’ principal business address is Iris House 840A, 8 John Kennedy Street, P.O. Box 53510.
Spyros Episkopou	Director
Mr. Episkopou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Episkopou is a resident of Cyprus.

Eirini Santhi Theocharous	Director
Mrs. Theocharous' principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mrs. Theocharous is a citizen of Cyprus.

Kyriacos Kazamias	Director	Mr. Kazamias’ principal business address is Georgiou Drosini 6, Potamos Germasogeias, 4043 Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.

(iii) The address of C.K. Limited’s principal place of business is IFC 5, St. Helier, Jersey JE1 1SR. The principal business of C.K. Limited is acting as trustee of various trusts established by Mr. John Fredriksen for the benefit of his immediate family members. C.K. Limited serves as the trustee for the Trusts that indirectly hold all of the shares of Greenwich Holdings and GHL Investments. As a result of the foregoing, the total Units of LLC Interest reported as beneficially owned by GHL Investments is reported as beneficially owned by C.K. Limited. The name, citizenship, present principal occupation of C.K. Limited’s directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. C.K Limited does not have any executive officers.

Spyros Episkopou	Director
Mr. Episkopou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Episkopou is a resident of Cyprus.

Eirini Santhi Theocharous	Alternate Director to Spyros Episkopou
Mrs. Theocharous' principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mrs. Theocharous is a citizen of Cyprus.

Philip James Jackman Le Vesconte	Director	Mr. Le Vesconte’s principal business address is IFC 5, St. Helier, Jersey, JE1 1ST. Mr. Le Vesconte is a citizen of Jersey.
Lewis James Glyn Williams	Director	Mr. Williams principal business address is IFC 5, St. Helier, Jersey, JE1 1ST. Mr. Williams is a citizen of Jersey.

(iv) The address of Mr. Fredriksen is c/o Seatankers Consultancy Services (UK) Limited, 15 Sloane Square, London SW1W 8ER, United Kingdom.

(d. and e.)
To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of funds for the purchase of the 2,800,000 Units of LLC Interest held in the account of GHL Investments was working capital of GHL Investments in the amount of $28,000,000. Additionally, the information contained in Item 6 below is incorporated herein by reference.
None of the other persons named in response to Item 2 hold any Units of LLC Interest in their accounts.

Item 4.	Purpose of Transaction.

The information contained in Item 3 above and Item 6 below is incorporated herein by reference.

The acquisition of the Units of LLC Interest as described under Item 3 is solely for investment purposes. The Reporting Persons evaluate their investments in the Units of LLC Interest on a continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth in this Schedule 13D, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

The Reporting Persons reserve the right to be in contact with members of the Issuer’s management, the members of the Issuer’s Board of Directors, other significant unitholders and others regarding alternatives that the Issuer could employ to increase unitholder value.

The Reporting Persons reserve the right to effect transactions that would change the number of Units of LLC Interest it may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other unitholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer’s management, the Issuer’s Board of Directors, the Issuer’s unitholders, and others.

Item 5.	Interest in Securities of the Issuer.

(a, b)
As of the date of this filing:

GHL Investments may be deemed to be the beneficial owner of 2,800,000 Units of LLC Interest, constituting 28.4% of the Units of LLC Interest outstanding. GHL Investments has the sole power to vote or direct the vote of 0 Units of LLC Interest and the shared power to vote or to direct the vote of 2,800,000 Units of LLC Interest. GHL Investments has the sole power to dispose or direct the disposition of 0 Units of LLC Interest and the shared power to dispose or to direct the disposition of 2,800,000 Units of LLC Interest.

Greenwich Holdings, through GHL Investments, may be deemed to be the beneficial owner of 2,800,000 Units of LLC Interest, constituting 28.4% of the Units of LLC Interest outstanding. Greenwich Holdings has the sole power to vote or direct the vote of 0 Units of LLC Interest and the shared power to vote or to direct the vote of 2,800,000 Units of LLC Interest. Greenwich Holdings has the sole power to dispose or direct the disposition of 0 Units of LLC Interest and the shared power to dispose or to direct the disposition of 2,800,000 Units of LLC Interest.

C.K. Limited, through Greenwich Holdings, may be deemed to be the beneficial owner of 2,800,000 Units of LLC Interest, constituting 28.4% of the Units of LLC Interest outstanding. C.K. Limited has the sole power to vote or direct the vote of 0 Units of LLC Interest and the shared power to vote or to direct the vote of 2,800,000 Units of LLC Interest. C.K. Limited has the sole power to dispose or direct the disposition of 0 Units of LLC Interest and the shared power to dispose or to direct the disposition of 2,800,000 Units of LLC Interest.

As of the date hereof, Mr. Fredriksen may be deemed to beneficially own 2,800,000 Units of LLC Interest through his indirect influence over GHL Investments and Greenwich Holdings, the shares of which are indirectly held in the Trusts, constituting in the aggregate 28.4% of the outstanding Units of LLC Interest based upon 2,800,000 Units of LLC Interest outstanding. The beneficiaries of the Trusts are certain members of Mr. Fredriksen’s family. Mr. Fredriksen disclaims beneficial ownership of the 2,800,000 Units of LLC Interest beneficially owned by GHL Investments and Greenwich Holdings, except to the extent of his voting and dispositive interests in such Units of LLC Interest. Mr. Fredriksen has no pecuniary interest in the 2,800,000 Units of LLC Interest beneficially owned by GHL Investments and Greenwich Holdings.

(c)	Except as disclosed in this Schedule 13D, the Reporting Persons have not effected any transaction in the Units of LLC Interest of the Issuer during the past 60 days.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Units of LLC Interest beneficially owned by the Reporting Persons or the Principals.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On July 15, 2019, GHL Investments entered into (1) a Subscription Agreement (the “Subscription Agreement”), (2) an Amended and Restated Limited Liability Company Agreement (the “Issuer LLC Agreement”) and (3) a Side Letter (the “Side Letter”), each with the Issuer.

Pursuant to the Subscription Agreement, GHL Investments has agreed to purchase Units of LLC Interest from the Issuer for an aggregate purchase price of up to $70,000,000 (the “Capital Commitment”). On September 5, 2019, GHL Investments was issued 2,800,000 Units of LLC Interest of the Issuer for an aggregate purchase price of $28,000,000. Additional purchases of Units of LLC Interest up to the Capital Commitment may occur in one or more subsequent closings on dates to be selected by the Issuer in accordance with the Issuer LLC Agreement.

The Side Letter, among other things, provides GHL Investments with the right to designate one representative to the Advisory Committee of the Issuer as long as GHL Investments remains a unitholder of the Issuer and has not defaulted on any obligation under the Issuer LLC Agreement, Subscription Agreement or any other agreement that may be entered into in connection with the investment of GHL Investments in the Issuer.

The foregoing descriptions of the Issuer LLC Agreement, Subscription Agreement and Side Letter do not purport to be complete and are qualified in their entirety by reference to each of the Issuer LLC Agreement, Subscription Agreement and Side Letter, copies or forms of which are attached as Exhibit B, Exhibit C, and Exhibit D, respectively, and are incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons named in Item 2 hereto and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement

Exhibit B – Form of Amended and Restated Limited Liability Company Agreement of the Issuer (incorporated by reference to Exhibit 3.1 of the Issuer’s Form 10 filed with the Commission on July 15, 2019).

Exhibit C – Form of Subscription Agreement

Exhibit D – Side Letter, dated July 15, 2019, between the Issuer and GHL Investments.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 16, 2019	GHL INVESTMENTS LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

GREENWICH HOLDINGS LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

C.K. LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

JOHN FREDRIKSEN*

/s/ John Fredriksen
John Fredriksen*

* The Reporting Persons specifically disclaim beneficial ownership of the securities reported herein except to the extent of their voting and dispositive interests therein.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

Each of the undersigned hereby consents and agrees to the joint filing of this Schedule 13D, including any amendment thereto, relating to the Units of LLC Interest of New Mountain Guardian III BDC, L.L.C.

Date: September 16, 2019	GHL INVESTMENTS LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

GREENWICH HOLDINGS LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

C.K. LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

JOHN FREDRIKSEN

/s/ John Fredriksen
John Fredriksen

Exhibit C

Subscription Documents For
NEW MOUNTAIN GUARDIAN III BDC, L.L.C.
(NON-U.S. INVESTORS)

12

SUBSCRIPTION DOCUMENT INSTRUCTIONS

Prospective investors must complete the Subscription Agreement (the “Subscription Agreement”), the Investor Questionnaire (the “Investor Questionnaire”) and any necessary attachments (the Subscription Agreement, the Investor Questionnaire and all such attachments collectively, the “Subscription Documents”) contained in this package in the manner described below.  For purposes of these Subscription Documents, the “Investor” is the person or entity for whose account the Units are being purchased and that can make the representations and warranties set forth in the Subscription Documents.  Another person or entity with investment authority may execute the Subscription Documents on behalf of the Investor, but should indicate the capacity in which it is doing so and the name of the Investor.  Capitalized terms not defined herein are used as defined in the Subscription Agreement.
General Instructions
All Investors must complete or provide the following:
◻	Subscription Agreement (complete page 13, date and execute).
◻	Investor Questionnaire (complete the applicable sections and execute page 18).
◻	Rule 506(D) Events Questionnaire (included as Exhibit A hereto).
◻	Relevant Internal Revenue Service (“IRS”) tax form (W-8BEN, W-8BEN-E, W-8IMY, W-8ECI or W-8EXP) (available at https://www.irs.gov).
◻	Common Reporting Standard (“CRS”) self-certification form (included as Annex 1 hereto).
◻	Evidence of authorization (see instructions below).

The following types of Investors must also complete the following:
Subscription Agreement:
◻	Canadian Investors (as defined herein) should complete Annex 3 to the Subscription Agreement.
◻	Japan Investors (as defined herein) should complete Annex 4 to the Subscription Agreement.
◻	Investors who are domiciled or have a registered office in the European Economic Area should complete Annex 5 to the Subscription Agreement.
Evidence of Authorization:
Each Investor should provide satisfactory evidence of authorization.  This evidence of authorization must include evidence of the authority of the individual who signed the tax form(s) to execute such documents.
For Individuals:
◻	Provide a copy of a passport or a driver’s license with photograph and their country of citizenship.
1

◻	Provide proof of address that corresponds to the address provided in the Subscription Documents and passport or driver’s license.
◻	If an individual Investor is using a third party to act on his/her behalf, provide a copy of the driver’s license or passport of that third party.
◻
If the copy of the passport or driver’s license of the Investor or third party does not contain the individual’s current address, provide an additional government issued identification document certifying the individual’s name and current address.

For Corporations:
◻	Provide a copy of a passport or a driver’s license with photograph and country of citizenship for each signatory.
◻	Submit certified corporate resolutions authorizing the subscription and identifying the corporate officer empowered to sign the Subscription Documents.
◻	Provide a copy of the certificate of incorporation, or other information identifying the place of incorporation.
For Partnerships:
◻	Provide a copy of a passport or a driver’s license with photograph and country of citizenship for each signatory.
◻	Submit a certified copy of the partnership certificate (in the case of limited partnerships) or partnership agreement identifying the general partner(s).
For Limited Liability Companies:
◻	Provide a copy of a passport or a driver’s license with photograph and country of citizenship for each signatory.
◻
Submit a certified copy of the limited liability company operating agreement or certificate of formation identifying the manager or managing member, as applicable, empowered to sign the Subscription Documents.

◻	Provide a copy of the certificate of formation, or other information identifying the place of formation or incorporation.
For Trusts:
◻	Provide a copy of a passport or a driver’s license with photograph and country of citizenship for each signatory.
◻	Submit a copy of the trust agreement and, if not included in the trust agreement, a document identifying authorized signatories.
For Employee Benefit Plans:
◻	Provide a copy of a passport or a driver’s license with photograph and country of citizenship for each signatory.
◻
Submit a certificate or similar documentation of an appropriate officer certifying that the subscription has been authorized and identifying the individual empowered to sign the Subscription Documents.

2

For Governmental Plans:
◻	Provide a copy of a passport or a driver’s license with photograph and country of citizenship for each signatory.
◻
Submit a certificate or similar documentation of an appropriate officer certifying that the subscription has been authorized and identifying the individual empowered to sign the Subscription Documents.

Investors may be requested to furnish other or additional documentation evidencing the authority to invest in the Fund.  The Fund may waive any of the foregoing in its sole discretion.
Delivery of Subscription Documents
One (1) original completed and executed copy of the following documents should be delivered to the Fund, care of Simpson Thacher & Bartlett LLP, at the address noted below:
i.	the Subscription Agreement and the Investor Questionnaire,
ii.	the appropriate completed IRS Form (W-8BEN, W-8BEN-E, W-8IMY, W-8ECI or W-8EXP); and
iii.	any required evidence of authorization.

Address for delivery:
Simpson Thacher & Bartlett LLP
900 G Street, N.W.
Washington, D.C. 20001
Attn: Debbie Sutter
In addition, please send (i)-(iii) above by email to Simpson Thacher & Bartlett LLP at List-NMGIII-SubDocs@lists.stblaw.com as soon as possible.
Inquiries regarding subscription procedures should be directed to Simpson Thacher & Bartlett LLP at List-NMGIII-SubDocs@lists.stblaw.com.  If the Investor Questionnaire indicates that any Investor’s response to a question requires further information, such Investor should contact the above at Simpson Thacher & Bartlett LLP.
If the Investor’s subscription is accepted by the Fund (in whole or in part), a fully executed set of the Subscription Documents will be returned to the Investor.
[remainder of page intentionally left blank]
3

SUBSCRIPTION AGREEMENT

New Mountain Guardian III BDC, L.L.C.
787 7th Avenue, 49th Floor
New York, New York 10019

Ladies and Gentlemen:
1.          Subscription. The person or entity for whose account the units of limited liability company interests (“Units”) are being purchased (the “Investor”) subscribes for and agrees to purchase Units in New Mountain Guardian III BDC, L.L.C. (the “Fund”) with a Capital Commitment (as defined in the Limited Liability Company Agreement referred to below) in the amount set forth on the signature page hereto.  The Investor acknowledges and agrees that this subscription (i) is irrevocable on the part of the Investor, (ii) is conditioned upon acceptance by or on behalf of the Fund and (iii) may be accepted or rejected in whole or in part by the Fund in its sole discretion.  The Investor agrees to be bound by all the terms and provisions of the Amended and Restated Limited Liability Company Agreement of the Fund (as amended from time to time, the “Limited Liability Company Agreement”) in the final form provided to the Investor.  Capitalized terms not defined herein are used as defined in the Limited Liability Company Agreement.  To the extent anything in this Subscription Agreement is inconsistent with the terms of the Limited Liability Company Agreement, the Limited Liability Company Agreement shall control.
2.          Representations and Warranties of the Investor.  To induce the Fund to accept this subscription, the Investor represents, warrants and/or covenants as follows:
(a)          The Investor (i) is not a U.S. Person (as defined herein); (ii) will not transfer or deliver any interest in the Units except in accordance with the restrictions set forth in the Limited Liability Company Agreement and the Memorandum (as defined herein); (iii) will notify the Fund immediately if the Investor becomes a U.S. Person at any time during which the Investor holds or owns any Units; (iv) is not subscribing on behalf of or funding its Capital Commitment with funds obtained from U.S. Persons; and (v) is acquiring the Units to be acquired pursuant to this Subscription Agreement for the Investor’s own account for investment purposes only and not with a view to resale or distribution.
(b)          Except for offers and sales to discretionary or similar accounts held for the benefit or account of a non-U.S. person by a U.S. dealer or other professional fiduciary, all offers to sell and offers to buy the Units were made to or by the Investor while the Investor was outside the United States, and at the time that the Investor’s order to buy the Units was originated (and at the time this Subscription Agreement was executed by the Investor) the Investor was outside the United States.
(c)          The Investor has been furnished and has carefully read the Private Placement Memorandum relating to the Fund (as amended, restated and/or supplemented through the closing date of the Investor’s subscription for Units, the “Memorandum”), the Limited Liability Company Agreement and, if the Investor is a natural person, a current copy of the New Mountain Privacy Policy attached hereto as Annex 2.  The Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Units, is able to bear the risks of an investment in the Units and understands the risks of, and other considerations relating to, a purchase of Units, including the matters set forth under the caption “Certain Risk Factors and Potential Conflicts of Interest” in the Memorandum.
4

(d)          The Investor understands that the Fund intends to file or has filed (i) an election to be treated as a business development company under the Investment Company Act and (ii) an election to be treated as a regulated investment company within the meaning of Section 851 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”); pursuant to those elections, the Investor will be required to furnish certain information to the Fund as required under Treasury Regulations § 1.852-6(a) and other regulations. If the Investor is unable or refuses to provide such information directly to the Fund, the Investor understands that it will be required to include additional information on its income tax return as provided in Treasury Regulations § 1.852-7. Upon the request of the Fund, the Investor may be required to promptly deliver a properly completed and executed IRS Form 972 with respect to the Fund. The Fund intends to file a registration statement on Form 10 (the “Form 10 Registration Statement”) for its Units with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Form 10 Registration Statement is not the offering document pursuant to which the Fund is conducting this offering and may not include all information regarding the Fund contained in the Memorandum; accordingly, Investors should rely on information contained in the Memorandum and Subscription Documents in making their investment decisions. The Investor acknowledges it may be required to make filings with the SEC pursuant to Section 13 or Section 16 of the Exchange Act, as applicable.
(e)          The Investor understands that the Units have not been registered under the United States Securities Act of 1933, as amended (the “Securities Act”), the securities laws of any state thereof or the securities laws of any other jurisdiction, nor is such registration contemplated.  The Investor understands and agrees further that the Units must be held indefinitely unless they are subsequently registered under the Securities Act and these laws or an exemption from registration under the Securities Act and these laws covering the sale of Units is available.  Even if such an exemption is available, the assignability and transferability of the Units will be governed by the Limited Liability Company Agreement, which imposes substantial restrictions on transfer.  The Investor understands that legends stating that the Units have not been registered under the Securities Act and these laws, and setting out or referring to the restrictions on the transferability and resale of the Units, will be placed on all documents evidencing the Units.  The Investor represents and warrants that, unless separately acknowledged in writing by the Fund on the date of acceptance of this Subscription Agreement, there are no governmental orders, permissions, consents, approvals or authorizations that are required to be obtained and/or observed, and no registrations or other filings (other than a notice of exempt offering on Form D under the Securities Act or other similar filings under any applicable U.S. state “blue sky” law or the securities laws of any other jurisdiction) are required to be made (in each case whether regarding registration as a lobbyist, investment advisor and/or other status or category, or otherwise (including restrictions on gifts, political contributions or other activities) for the Fund, New Mountain Finance Advisers BDC, L.L.C. (the “Adviser”) or their respective Affiliates or employees) in connection with the purchase of the Units by the Investor and/or the Investor’s status as a Unitholder of the Fund. The Investor’s overall commitment to the Fund and other investments that are not readily marketable is not disproportionate to the Investor’s net worth, and the Investor has no need for immediate liquidity in the Investor’s investment in Units.
(f)          To the full satisfaction of the Investor, the Investor has been furnished any materials the Investor has requested relating to the Fund, the offering of Units or any statement made in the Memorandum, and the Investor has been afforded the opportunity to ask questions of representatives of the Fund concerning the terms and conditions of the offering and to obtain any additional information necessary to verify the accuracy of any representations or information set forth in the Memorandum.
5

(g)          Other than as set forth in the Memorandum, the Limited Liability Agreement and any separate agreement in writing with the Fund or the Adviser executed in conjunction with the Investor’s subscription for Units, the Investor is not relying upon any other information (including, without limitation, any advertisement, article, notice or other communication published in any newspaper, magazine, website or similar media or broadcast over television or radio, and any seminars or meetings whose attendees have been invited by any general solicitation or advertising), representation or warranty by the Fund, the Adviser, any Affiliate of the foregoing or any agent of them, written or otherwise, in determining to invest in the Fund and the Investor understands that the Memorandum is not intended to convey tax or legal advice.  The Investor has consulted to the extent deemed appropriate by the Investor with the Investor’s own advisers as to the financial, tax, legal, accounting, regulatory and related matters concerning an investment in Units, and on that basis understands the financial, tax, legal, accounting, regulatory and related consequences of an investment in the Units, and believes that an investment in the Units is suitable and appropriate for the Investor.
(h)          If the Investor is not a natural person (i) the Investor has the power and authority to enter into this Subscription Agreement, the Limited Liability Company Agreement and each other document required to be executed and delivered by the Investor in connection with this subscription for Units, and to perform its obligations hereunder and thereunder and consummate the transactions contemplated hereby and thereby and (ii) the person signing this Subscription Agreement on behalf of the Investor has been duly authorized to execute and deliver this Subscription Agreement, the Limited Liability Company Agreement and each other document required to be executed and delivered by the Investor in connection with this subscription for Units.  If the Investor is a natural person, the Investor has all requisite legal capacity to acquire and hold the Units and to execute, deliver and comply with the terms of each of the documents required to be executed and delivered by the Investor in connection with this subscription for Units.  The Investor has provided the Fund with a copy of any policy or regulation applicable to the Investor or the Investor’s service providers (including with respect to political contributions, third-party payments or the use of placement agents) to which the Adviser, and/or the Fund will be expected to comply in connection with the Investor’s investment in the Fund.  Neither (A) the execution and delivery by the Investor of, and compliance by the Investor with, this Subscription Agreement, the Limited Liability Company Agreement and each other document required to be executed and delivered by the Investor in connection with this subscription for Units nor (B) except as disclosed to the Fund in writing prior to the submission hereof, the payment of a fee to any placement agent, solicitor or finder in connection with the Investor’s subscription for Units, violates or represents a breach of, or constitutes a default under, any instruments governing the Investor, any law, regulation, order or policy, or any agreement to which the Investor is a party or by which the Investor is bound, including any policy or regulation of the type referred to in the previous sentence.  This Subscription Agreement has been duly executed by the Investor and constitutes, and the Limited Liability Company Agreement, when the Investor is admitted as a Unitholder, will constitute, a valid and legally binding agreement of the Investor, enforceable against it in accordance with the terms thereof (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, by equitable principles (whether considered in a proceeding in equity or at law) and by an implied covenant of good faith and fair dealing).
(i)          The Investor: (i) is not registered as an investment company under the 1940 Act; (ii) has not elected to be regulated as a business development company under the 1940 Act; and (iii) either (A) is not relying on the exception from the definition of “investment company” under the 1940 Act set forth in Section 3(c)(1) or 3(c)(7) thereunder or (B) is permitted to acquire and hold more than 3% of the outstanding voting securities of a business development company regulated under the 1940 Act.
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(j)          If the Investor is, or is acting (directly or indirectly) on behalf of, a Plan1 that is subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Section 4975 of the Code, or any provisions of any other U.S. or non-U.S. federal, state, local or other laws or regulations that are similar to those provisions of ERISA or the Code (collectively, “Other Plan Laws”):
(i)          (a) neither the Adviser, the Fund or any of their respective Affiliates (collectively referred to as the “New Mountain Entities”) has acted as the Plan’s fiduciary, or has been relied upon for any advice, with respect to the Plan’s decision to purchase or hold any Units and none of the New Mountain Entities shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to purchase, continue to hold, transfer, withdraw, vote or provide any consent with respect to any Units; and
(b) the decision to invest in the Fund has been made, and the performance of the Plan’s obligations under (and the exercise of the Plan’s rights in connection with) the Limited Liability Company Agreement and the Subscription Agreement will continue to be made, at the recommendation or direction of an independent fiduciary (a “Fiduciary”) who is:
(A)	independent of the New Mountain Entities;

(B)	capable of evaluating investment risks independently, both in general and with respect to particular transactions and investment strategies;

(C)
a fiduciary (under ERISA and/or Section 4975 of the Code or Other Plan Laws, as applicable), with respect to the Plan’s investment in the Fund and is responsible for exercising independent judgment in evaluating the Plan’s investment in the Fund; and

(D)
aware of and acknowledges that (I) none of the New Mountain Entities are undertaking to provide impartial investment advice, or to give advice in a fiduciary capacity, in connection with the Plan’s investment in the Fund, (II) the New Mountain Entities have a financial interest in the Plan’s investment in the Fund on account of the fees and other compensation they expect to receive from the Fund and their other relationships with the Fund, and (III) any such fees and other compensation received by a New Mountain Entity do not constitute fees or other compensation rendered for the provision of investment advice to the Plan;

(ii)          the Independent Fiduciary has taken into consideration its fiduciary duties under ERISA or any Other Plan Law, as applicable, including the diversification requirements of Section 404(a)(1)(C) of ERISA (if applicable), in authorizing the Plan’s investment in the Fund, and has concluded that such investment is prudent;

[1]
The term “Plan” is defined to include (i) an employee benefit plan (within the meaning of Section 3(3) of ERISA), whether or not such plan is subject to ERISA, (ii) a plan, individual retirement account or other arrangement that is described in Section 4975 of the Code, whether or not such plan, individual retirement account or other arrangement is subject to Section 4975 of the Code, (iii) a plan, fund or other similar program that is established or maintained outside the United States which provides for retirement income, a deferral of income in contemplation of retirement or payments to be made upon termination of employment, (iv) an insurance company using general account assets, if such general account assets are deemed to include the assets of any of the foregoing types of plans, accounts or arrangements, for purposes of Title I of ERISA or Section 4975 of the Code under Section 401(c)(1)(A) of ERISA or the regulations promulgated thereunder and (v) an entity that is deemed to hold the assets of any of the foregoing described in clauses (i), (ii), (iii) or (iv), pursuant to ERISA or otherwise.

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(iii)           the Plan’s decision to invest in the Fund and the acquisition of the Units contemplated thereby is in accordance with the terms of the Plan’s governing instruments and complies with all applicable requirements of ERISA, the Code and Other Plan Laws and does not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code, or a similar violation under any applicable Other Plan Laws; and
(iv)           if the Investor is (directly or indirectly) investing the assets of a Plan which is not subject to Title I of ERISA or Section 4975 of the Code but is subject to Other Plan Laws, the Investor represents and warrants that the Fund’s assets will not constitute the assets of such Plan under the provisions of such Other Plan Laws thereby subjecting the Fund and the Adviser (or other Persons responsible for the operation of the Fund and/or investment of the Fund’s assets) to laws or regulations that are similar to the fiduciary responsibility or prohibited transaction provisions contained in Title I of ERISA or Section 4975 of the Code.
The representations and warranties set forth in this paragraph 2(j) shall be deemed repeated and reaffirmed on each day the Investor holds any Units.  If at any time prior to the winding up and dissolution of the Fund the representations and warranties set forth in this paragraph shall cease to be true, the Investor shall promptly notify the Fund in writing.  The Investor was offered the Units through private negotiations, not through any general solicitation or general advertising, and in the jurisdiction listed in Section A.3 in the Investor Questionnaire attached hereto (the “Investor Questionnaire”) and intends that the securities laws of that jurisdiction govern the Investor’s subscription.
(k)          The Investor acknowledges, or, if the Investor is acting as agent, representative or nominee for a subscriber, the Investor has advised the beneficial owner that the Fund has entered, or may enter, into an agreement with a Placement Agent providing for a payment from the Fund of a one-time or ongoing fee based upon the Units of any Investor introduced to the Fund by such Placement Agent.
(l)           (i)          Neither the Investor, nor any of its Affiliates or beneficial owners (w) appears on the Specially Designated Nationals and Blocked Persons List of the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC”) (which can be found here: http://www.treas.gov/offices/enforcement/ofac/), nor are they otherwise a party with which the Fund is prohibited to deal under the laws of the United States, (x) appears on the European External Action Service consolidated list of persons, groups and entities subject to EU financial sanctions maintained on behalf of the European Commission, (y) appears on the Consolidated United Nations Security Council Sanctions List or (z) is a person identified as a terrorist organization on any other relevant lists maintained by governmental authorities.  The Investor further represents and warrants that: (a) if the Investor is a natural person, the Investor is not a person who is or has been entrusted with prominent public functions, such as Head of State or of government, a senior politician, a senior government, judicial or military official, a senior executive of a state-owned corporation or an important political party official, or a close family member or close associate of such person, and (b) the monies used to fund the investment in the Units are not derived from, invested for the benefit of or related in any way to, the governments of, or persons within, any country that (i) is under a U.S. embargo enforced by OFAC, (ii) has been designated as a “non-cooperative country or territory” by the Financial Action Task Force on Money Laundering or (iii) has been designated by the U.S. Secretary of the Treasury as a “primary money laundering concern.”
The Investor further represents and warrants that the Investor: (i) has conducted thorough due diligence with respect to all of its beneficial owners, (ii) has established the identities of all beneficial owners and the source of each of the beneficial owner’s funds and (iii) will retain evidence of any such identities, any such source of funds and any such due diligence.  Pursuant to anti-money laundering laws and regulations, the Fund may be required or determine that it is necessary and appropriate to collect documentation verifying the Investor’s identity and the source of funds used to acquire a Unit before, and from time to time after, acceptance by the Fund of this Subscription Agreement.  The Investor does not know or have any reason to suspect that (i) the monies used to fund the Investor’s investment in a Unit have been or will be derived from or related to any illegal activities, including but not limited to, money laundering activities, and (ii) the proceeds from the Investor’s investment in Units will be used to finance any illegal activities.  Neither the Investor, nor any of its Affiliates, nor any person having a direct or indirect beneficial interest in the Units being acquired is (i) a senior foreign political figure (“SFPF”),2 (ii) an immediate family member3 of a SFPF or (iii) a close associate4 of a SFPF.

[2]
A “senior foreign political figure” means a current or former senior official in the executive, legislative, administrative, military or judicial branches of a non-U.S. government (whether elected or not), a current or former senior official of a major non-U.S. political party or a current or former senior executive of a non-U.S. government-owned commercial enterprise.  In addition, a “senior foreign political figure” includes any corporation, business or other entity that has been formed by, or for the benefit of, a senior foreign political figure.  For purposes of this definition, a “senior official” or “senior executive” means an individual with substantial authority over policy, operations, or the use of government-owned resources.

[3]	An “immediate family member” of a SFPF means spouses, parents, siblings, children and a spouse's parents and siblings.
[4]	A “close associate” of a SFPF means a person who is widely and publicly known (or is actually known) to be a close associate of a SFPF.
8

Neither the Investor, nor any of its Affiliates, nor any person having a direct or indirect beneficial interest in the Units being acquired is (i) a politically exposed person (a “PEP”),5 (ii) an immediate family member6 of a PEP or (iii) a close associate7 of a PEP.  The Investor further represents and warrants that to the extent a beneficial owner is a bank, including a branch, agency or office of a bank, that is not physically located in the United States, that the Investor has taken and will take reasonable measures to establish that the bank has a physical presence or is an affiliate of a regulated entity.  The Investor has determined that the funds being invested by the Investor in the Fund do not come from corruption.
(ii)          The Investor acknowledges and agrees that unless the Adviser or the Fund otherwise agrees, any distributions to it will be paid to the account specified in Section A of the Investor Questionnaire, which will be the same account from which payments will be made by the Investor to the Fund and will only be made in the Investor’s name and, unless otherwise specified in Section A of the Investor Questionnaire, to and from a bank account of a bank based or incorporated in or formed under the laws of the United States or of a bank that is regulated in and either based or incorporated in or formed under the laws of the United States or another “Approved FATF Country” and that is not a “foreign shell bank” within the meaning of the U.S. Bank Secrecy Act (31 U.S.C. § 5311 et seq.), as amended, and the regulations promulgated thereunder by the U.S. Department of the Treasury, as such regulations may be amended from time to time.  For the purposes of this Subscription Agreement, an “Approved FATF Country” means a country that is recognized as such by the Financial Action Task Force on Money Laundering.8

(iii)          If the Investor or beneficial owner of the investment in the Units is a non-U.S. banking institution (a “Non-U.S. Bank”), the Investor represents and warrants to the Fund that it is not a prohibited “shell bank” as defined by the USA PATRIOT Act Regulations.
(iv)          In the event that the Investor is a non-U.S. Bank or if the Investor receives deposits from, makes payments on behalf of, or handles other financial transactions related to a Non-U.S. Bank, the Investor represents and warrants to the Fund that: (A) the Non-U.S. Bank has a fixed address, other than an electronic address or a post-office box, in a country in which the Non-U.S. Bank is authorized to conduct banking activities; (B) the Non-U.S. Bank employs one or more individuals on a full-time basis; (C) the Non-U.S. Bank maintains operating records related to its banking activities; (D) the Non-U.S. Bank is subject to inspection by the banking authority that licensed the Non-U.S. Bank to conduct banking activities; and (E) the Non-U.S. Bank does not provide banking services to any other Non-U.S. Bank that does not have a physical presence in any country and that is not a regulated affiliate.

[5]
A “politically exposed person” means individuals who are or have been entrusted with prominent public functions domestically or by a foreign country or an international organization. Examples include, without limitation, a current or former senior official in the executive, legislative, administrative, military or judicial branches of a government (whether elected or not), a senior official of a major political party or a senior executive of a government-owned corporation.  In addition, a “politically exposed person” includes any corporation, business or other entity that has been formed by, or for the benefit of, a political figure.

[6]	An “immediate family member” of a PEP typically includes the figure’s parents, siblings, spouse, children and in-laws.
[7]
A “close associate” of a PEP means a person who is widely and publicly known to maintain an unusually close relationship with a PEP, and includes a person who is in a position to conduct substantial financial transactions on behalf of a PEP.

8              A list of current FATF members can be found at
            http://www.fatf-gafi.org/pages/aboutus/membersandobservers/#d.en.3147.
9

(v)          The Investor agrees and acknowledges that, among other remedial measures, (A) in order to comply with governmental regulations and/or if the Fund determines in its good faith judgment that such action is in the best interests of the Fund (including if the Investor fails to provide any information or execute and deliver any documents requested pursuant to Section 4), the Adviser  may “freeze the account” of the Investor, either by prohibiting additional investments by the Investor, segregating assets of the Investors and/or suspending other rights the Investor may have under the Limited Liability Company Agreement and (B) the Adviser may be required to report such action or confidential information relating to the Investor (including, without limitation, disclosing the Investor’s identity) to governmental authorities, self-regulatory organizations and financial institutions.

(vi)          The representations and warranties set forth in this paragraph 2(l) shall be deemed repeated and reaffirmed by the Investor to the Fund as of each date that the Investor is required to make a Capital Contribution or other payment to, or receives a distribution from, the Fund or any alternative investment vehicle, if applicable.  If at any time during the term of the Fund, the representations and warranties set forth in this paragraph 2(l) cease to be true, the Investor shall promptly so notify the Fund in writing.

(vii)          The Investor understands and agrees that the Fund may not accept any amounts from a prospective Unitholder if such prospective Unitholder cannot make the representations and warranties set forth in this paragraph 2(l).  If an existing Unitholder cannot make these representations or warranties at any time, the Fund may require the redemption of such Unitholder’s Units pursuant to Section 10.3 of the Limited Liability Company Agreement.
(m)          The Investor will not transfer or deliver any interest in the Units except in accordance with the restrictions set forth in the Limited Liability Company Agreement.
3.          Tax Information.  The Investor certifies under penalties of perjury that (i)(A) the Investor’s name and address provided in the Investor Questionnaire are correct and (B) the Investor will complete and return with this Subscription Agreement an applicable CRS self-certification form and IRS Form W-8BEN or W-8BEN-E (or other applicable IRS Form W-8) and (ii)(A) the Investor is a non-resident alien individual, foreign corporation, foreign partnership, foreign trust or foreign estate (as defined in the Code) and (B) the Investor will notify the Fund within sixty (60) calendar days of any change in such status.  The Investor agrees to execute properly and provide to the Fund in a timely manner any tax documentation or other information that may be reasonably required by the Adviser in connection with the Fund (including, but not limited to, the name, address and tax identification number of any “substantial U.S. owner” of the Investor or other information required to reduce or eliminate any withholding tax directly or indirectly imposed on or collected by or with respect to the Fund pursuant to Sections 1471 through 1474 of the Code, an intergovernmental agreement entered into in connection with the implementation of Sections 1471 through 1474 of the Code or any similar regime under non-U.S. law implementing such intergovernmental agreement or any similar provision of non-U.S. law (“FATCA”) and any other information reasonably requested by the Adviser that is necessary for the Fund (or any entity in which the Investor directly or indirectly invests) to comply with its obligations pursuant to FATCA).
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4.          Further Advice and Assurances.  All information which the Investor has provided to the Fund, including the information in this Subscription Agreement and in the Investor Questionnaire, is true, correct and complete as of the date hereof, and the Investor agrees to notify the Fund immediately if any representation or warranty contained in this Subscription Agreement or any of the information in the Investor Questionnaire, becomes untrue at any time.  The Investor agrees to provide such information and execute and deliver such documents with respect to itself and its direct and indirect beneficial owners as the Fund may from time to time reasonably request from time to time to verify the accuracy of the Investor’s representations and warranties herein, to establish the identity of the Investor and the direct and indirect participants in its investment in Units, to the extent applicable, to effect the transfer and admission referred to in the second sentence of paragraph 5 below, to comply with any law, rule or regulation to which the Fund may be subject, including, without limitation, compliance with anti-money laundering laws, rules and regulations of any applicable jurisdiction, to respond to requests for information concerning the identity of Unitholders or source of funds from any governmental authority, self-regulatory organization or financial institution in connection with its anti-money laundering compliance procedures, to update such information, or to respond to any request by a court or regulatory authority in connection with any actual or proposed Portfolio Investment or for any other reasonable purpose.
5.          Power of Attorney.  The Investor by executing this Subscription Agreement hereby appoints any duly authorized representative of the Fund, with full power of substitution, as the Investor’s true and lawful representative and attorney-in-fact, and agent of the Investor, to execute, acknowledge, verify, swear to, deliver, record and file, in the Investor’s name, place and stead, the Limited Liability Company Agreement, any amendments to the Limited Liability Company Agreement (approved in accordance therewith) or any other agreement or instrument that the Fund deems appropriate solely to admit the Investor as a Unitholder of the Fund.  To the fullest extent permitted by law, this power of attorney is coupled with an interest, is irrevocable and shall survive, and shall not be affected by, the subsequent death, disability, incapacity, incompetency, termination, bankruptcy, insolvency or dissolution of the Investor.  This power of attorney shall not revoke any prior powers of attorney executed by the Investor (including any powers of attorney contained in any documents executed pursuant to a power of attorney) and will terminate upon the complete withdrawal of an assigning Unitholder from participation in the Fund.  The Investor acknowledges and agrees that under the terms of the Limited Liability Company Agreement each Unitholder grants a further power of attorney to the Fund as provided for therein.
6.          Indemnity.  The Investor understands that the information provided herein (including the Investor Questionnaire) will be relied upon by the Fund and the Adviser for the purpose of determining the eligibility of the Investor to purchase Units in the Fund.  The Investor agrees to provide, if requested, any additional information that may reasonably be required to determine the eligibility of the Investor to purchase Units in the Fund.  To the fullest extent permitted by law, unless otherwise agreed to in writing by the Adviser (on its own behalf and/or on behalf of the Fund) the Investor agrees to indemnify and hold harmless the Fund, the Adviser, the Administrator and their respective Affiliates and each Unitholder thereof from and against any loss, damage or liability due to or arising out of a material breach of any representation, warranty or agreement of the Investor contained in this Subscription Agreement (including the Investor Questionnaire attached hereto) or in any other document provided by the Investor to the Fund or in any agreement (other than the Limited Liability Company Agreement) executed by the Investor with the Fund or the Adviser in connection with the Investor’s investment in Units.  Notwithstanding any provision of this Subscription Agreement (including the Investor Questionnaire), the Investor does not waive any rights granted to it under the Limited Liability Company Agreement or applicable securities laws.
7.          United Kingdom Law Considerations. If the Investor has received an offer to invest in the Fund or the “Fund Material” (being the materials used to promote and market the Fund including the Memorandum, Limited Liability Company Agreement, Subscription Agreement and other ancillary materials) while in the United Kingdom, the Investor hereby represents, warrants, covenants and agrees that it has completed Section J. If the Investor has not completed Section J, the Investor represents, warrants, covenants and agrees that it received any offer to invest in the Fund and the Fund Material outside the United Kingdom.
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8.          Canadian Law Considerations.  If the Investor is a resident in Canada (any such Investor, a “Canadian Investor”), then the Canadian Investor hereby represents, warrants, covenants and agrees that it has duly reviewed and accurately completed Annex 3 to this Subscription Agreement.  If the Investor has not completed Annex 3, the Investor represents, warrants, covenants and agrees that it is not a Canadian Investor.
9.          Japanese Law Considerations.
(a)          If the Investor is a Japanese “resident” as defined in the first sentence of Article 6, Paragraph 1, Item 5 of the Foreign Exchange and Foreign Trade Law of Japan or was solicited in Japan in connection with its subscription of Units (any such Investor, a “Japan Investor”), then the Japan Investor hereby represents, warrants, covenants and agrees that it has duly and accurately completed Annex 4.  If the Investor has not completed Annex 4, the Investor represents, warrants, covenants and agrees that it is not a Japan Investor.
(b)          The Japan Investor acknowledges and understands that the Units may not be offered for a public offering in Japan unless a securities registration statement pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Law of Japan (the “FIEL”) has been filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan.  The Japan Investor further acknowledges and understands that (i) no registration pursuant to Article 4, Paragraph 1 of the FIEL has been made or will be made with respect to the solicitation of the application for the acquisition of the Units on the ground that such solicitation constitutes “shoninzu-muke kanyu” as described in Article 23-13, Paragraph 4 of the FIEL since it does not fall under the category set forth in Article 2, Paragraph 3, Item 3 of the FIEL and (ii) the Units are the rights set forth in Article 2, Paragraph 2, Item 6 of the FIEL.
(c)          The Japan Investor acknowledges and understands that the Fund has made a filing under the exemption provided under Article 63 of the FIEL.
(d)          The Japan Investor represents and warrants that it is not a person who falls within any of the categories set forth in items (a) through (c) of Article 63, Paragraph 1, Item 1 of the FIEL (“Disqualified Investor”) as of the date hereof and the date when the Japan Investor was offered the Units and will not become a Disqualified Investor during the period that it holds any Units.
(e)          If the Japan Investor has answered “Yes” to question 1.a. in Annex 4 to the effect that the Japan Investor is a “qualified institutional investor” (tekikaku kikan toshika) as defined in Article 10, Paragraph 1 of the Cabinet Office Ordinance Concerning Definitions Provided in Article 2 of the FIEL (“Qualified Institutional Investor”), then the Japan Investor hereby agrees that (i) it will continue to maintain its status as a Qualified Institutional Investor as long as it holds any Units, (ii) it will only transfer its Unit to another Qualified Institutional Investor who is not a Disqualified Investor and where such transferee agrees to foregoing transfer restrictions and (iii) its name may be disclosed in the filing document submitted to the Japanese governmental entity in relation to the exemption provided under Article 63 of the FIEL.
(f)          If the Japan Investor is not a Qualified Institutional Investor, the Japan Investor hereby represents that the Japan Investor falls under one of the categories under Article 17-12, Paragraph 1 of the Cabinet Order for Enforcement of the Financial Instruments and Exchange Law of Japan, and agrees that (i) the Japan Investor does not need any explanation regarding “material matters” as defined in Article 3, Paragraph 1 of the Law on Sales of Financial Products of Japan and (ii) it will not transfer its Unit unless it is transferring the entirety of its Unit to a single transferee who is a Qualified Institutional Investor (who is not a Disqualified Investor) or a permitted investor for specially permitted businesses (tokurei gyomu taisho toushika) under Article 17-12, paragraph 4, item 2 of the Cabinet Order (“Eligible Non-Qualified Institutional Investor”) and where such transferee agrees to the foregoing transfer restrictions.
12

(g)          To the extent required by applicable law, the Adviser shall manage funds invested pursuant to the Limited Liability Company Agreement separately from the Adviser’s own property and other property pertaining to the other businesses conducted by the Adviser in the manner satisfying the criteria prescribed in Article 40-3 of the FIEL and Article 125 of the Cabinet Office Ordinance on Financial Instruments Business.
(h)          If the Japan Investor has answered “Yes” to question 2.a in Annex 4, then the Japan Investor agrees that it will obtain the prior written consent of the Fund (and such consent shall not be unreasonably withheld) with respect to any change in the number of its investors who are not Qualified Institutional Investor.  Furthermore, the Japan Investor understands, acknowledges and agrees that the Fund may withhold its consent if such change in the number of underlying investors in the Japan Investor will subject the Fund or the Adviser to any registration requirement under the FIEL or disqualifies the Fund or the Adviser from operating under the exemption from registration as provided under Article 63 of the FIEL.
(i)          The Japan Investor has conducted due diligence and represents and warrants that, to the best of its knowledge, none of: (a) the Japan Investor; (b) any person controlling or controlled by the Japan Investor; (c) if the Japan Investor is a privately held entity, any person having a beneficial interest in the Japan Investor; (d) if the Japan Investor is not the beneficial owner of all of the Unit, any person having a beneficial interest in the Unit; or (e) any person for whom the Japan Investor is acting as agent or nominee in connection with this investment in the Unit: (i) is an Anti-Social Organization, a member of an Anti-Social Organization, or any other such similar organization or person; (ii) cooperates with or is involved in maintaining or operating any Anti-Social Organization by providing funds to it or through any other means; or (iii) intentionally has any association with any Anti-Social Organizations.  As used herein, “Anti-Social Organization” shall mean an organization which is likely to encourage members of the organization (including any member of an organization constituting such organization) to commit, as a group or habitually, illegal actions specified in the Law regarding Prevention of Improper Conduct by Members of Anti-Social Organization of Japan (Law No. 77 of 1991, as amended) or any other similar organization pursuing economic interests by the use of violence, force or fraudulent means.
10.          Certain Definitions.  For purposes hereof, “United States” and “U.S. Person” shall have the meanings set forth in Regulation S of the Securities Act and Section 7701(a)(30) of the Code.
11.          Miscellaneous.  This Subscription Agreement is not assignable by the Investor without the prior written consent of the Fund.  The representations and warranties made by the Investor in this Subscription Agreement, including the Investor Questionnaire attached hereto, shall survive the closing of the transactions contemplated hereby and any investigation made by the Fund or the Adviser.  The Investor Questionnaire, including, without limitation, the representations and warranties contained therein, is an integral part of this Subscription Agreement and shall be deemed incorporated by reference herein.  This Subscription Agreement may be executed in one or more counterparts, all of which together shall constitute one instrument.  Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that this Subscription Agreement shall be governed by and construed in accordance with the laws of the State of New York, and the parties hereto submit to the non-exclusive jurisdiction of federal and state courts located in the State of New York.
12.          Distributions.  Distributions to the Investor in respect of its Units shall be made to the account(s) specified in Section A of the Investor Questionnaire or as otherwise specified in writing by the Investor to the Fund.
13.          “Disqualifying Event” under Rule 506. The Investor represents that neither the Investor nor any person who through the Investor’s Units (including anyone who has investment discretion on the Investor’s behalf) beneficially owns the Units has been subject to any of the events specified in Exhibit A during the time periods specified therein.  Furthermore, the Investor agrees to provide the Fund with prompt written notice of the occurrence of any event specified in Exhibit A with respect to the Investor or any such beneficial owner.
[remainder of page intentionally left blank]
13

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement on the date set forth below.
Date:	Amount of Capital Commitment:

$

INDIVIDUAL INVESTOR:

(Print Full Name)

(Signature)

PARTNERSHIP, CORPORATION, LIMITED LIABILITY COMPANY, TRUST, CUSTODIAL ACCOUNT, JOINT ACCOUNT[9], OTHER INVESTOR:

(Print Full Name of Entity)

By:
(Signature)

(Print Full Name and Title)

9          If the account is a joint account, the other authorized signatory on such account must also execute this Subscription Agreement.
14

ACCEPTANCE OF SUBSCRIPTION
(to be filled out only by the Fund)

The Fund hereby accepts the above application for subscription for Units as of the date set forth below.
NEW MOUNTAIN GUARDIAN III BDC, L.L.C.

Amount of Capital Commitment Accepted:

$

By:
Name:	Adam Weinstein
Title:	Director, Executive Vice President

Date:

15

INVESTOR QUESTIONNAIRE
A.          General Information
1.          Print Full Name of Investor

Individual:			Entity:

First	Middle	Last	Full Name of Entity

Name of Parent Institution Known to New Mountain (if different from Entity name above)

Beneficial Owner of Investment (optional)

Permanent Address of Investor:

Entity: To assist the Fund in preparing the its tax and regulatory filings, please check the category into which you fall (please select only one of the options below):

◻	Individual that is a United States person (including a trust of any such individual)
◻	Individual that is a not a United States person (including a trust of any such individual)
◻	Broker-dealer
◻	Insurance company
◻	Investment company registered with the U.S. SEC under the U.S. Investment Company Act
◻	An issuer that would be an investment company as defined in Section 3 of the Investment Company Act but for Section 3(c)(1) or 3(c)(7) thereof
◻	Non-profit organization
◻	Pension plan (excluding governmental pension plans)
◻	Banking or thrift institution (proprietary)
◻
Any state or political subdivision of a state, including (i) any agency, authority or instrumentality of the state or political subdivision; (ii) a plan or pool of assets controlled by the state or political subdivision or any agency, authority or instrumentality thereof; and (iii) any officer, agent or employee of the state or political subdivision or any agency, authority or instrumentality thereof, acting in its official capacity (excluding governmental pension plans)

◻	State or municipal governmental pension plan
◻	Sovereign wealth fund or foreign official institution
◻	Other (please specify): _____________________________________________
1

2.	U.S. Taxpayer Identification Number (if applicable):

3.	Foreign Tax Identification Number (if applicable):

4.	Global Intermediary Identification Number (if applicable):

5.	Medicare Identification Number (if applicable):	◻ Not Applicable

Please provide information on all of the individuals who play a role in the Investor’s investment in the Fund, including contacts for business relationship matters and investment decision making, receiving financial information and maintaining records, capital call and distribution notices, legal documentation and tax matters.

E-mail addresses will be used to notify the Investor of any notices, reports, requests, demands, consents or other communications that are posted to the Fund’s intranet website (currently IntraLinks) in accordance with Section 13.1 of the Limited Liability Company Agreement.

6.	Primary Contact Person for this Account, for business relationship matters and investment decision making:

Name:
Street Address:
Organization:
Telephone:
E-mail:

◻ All Information Below
◻ Financial Statements & Capital Statements
◻ For Capital Call and Distribution Notices
◻ For Legal Documentation
◻ For Tax Matters

7.	Additional Contact Person

◻ All Information Below
◻ Financial Statements & Capital Statements
◻ For Capital Call and Distribution Notices
◻ For Legal Documentation
◻ For Tax Matters

Name:
Street Address:
Organization:
Telephone:
E-mail:

2

8.	Additional Contact Person

◻ All Information Below
◻ Financial Statements & Capital Statements
◻ For Capital Call and Distribution Notices
◻ For Legal Documentation
◻ For Tax Matters

Name:
Street Address:
Organization:
Telephone:
E-mail:

9.	Additional Contact Person

◻ All Information Below
◻ Financial Statements & Capital Statements
◻ For Capital Call and Distribution Notices
◻ For Legal Documentation
◻ For Tax Matters

Name:
Street Address:
Organization:
Telephone:
E-mail:

10.	Additional Contact Person

◻ All Information Below
◻ Financial Statements & Capital Statements
◻ For Capital Call and Distribution Notices
◻ For Legal Documentation
◻ For Tax Matters

Name:
Street Address:
Organization:
Telephone:
E-mail:

3

11.	Additional Contact Person

◻ All Information Below
◻ Financial Statements & Capital Statements
◻ For Capital Call and Distribution Notices
◻ For Legal Documentation
◻ For Tax Matters

Name:
Street Address:
Organization:
Telephone:
E-mail:

12.	Additional Contact Person

◻ All Information Below
◻ Financial Statements & Capital Statements
◻ For Capital Call and Distribution Notices
◻ For Legal Documentation
◻ For Tax Matters

Name:
Street Address:
Organization:
Telephone:
E-mail:

13.	For distributions of cash, please wire funds to the following bank account:

Bank Name:
Bank Address:
Bank’s ABA or IBAN:
Account Name:
Account Number:
Intermediary Bank Name, if any:
Intermediary Bank ABA or IBAN, if any:
For further credit account name, if any:
For further credit account number, if any:
Reference:
SWIFT Code:

14.	For distributions in-kind, please:

Credit securities to my brokerage account at the following firm:

Firm Name:
Address:
Account Name:
Account Number:
DTC Number:

4

B.          Accredited Investor Status
The Investor represents and warrants that the Investor is an “accredited investor” within the meaning of Rule 501 of Regulation D under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and has checked each and every box below which is next to the category or categories under which the Investor qualifies as an accredited investor:
FOR INDIVIDUALS:
◻	(A)
A natural person with individual net worth (or joint net worth with spouse) in excess of $1 million.  For purposes of this item, “net worth” means the excess of total assets at fair market value, including automobiles and other personal property but excluding the value of the primary residence of such natural person (and including property owned by a spouse other than the primary residence of the spouse), over total liabilities.  (For this purpose, the amount of any mortgage or other indebtedness secured by an investor’s primary residence should not be included as a “liability,” except to the extent (i) the fair market value of the residence is less than the amount of such mortgage or other indebtedness or (ii) such indebtedness existing on the date of the acceptance of the Investor’s subscription for Units exceeds the indebtedness that existed 60 days preceding such date and such indebtedness was not as a result of the acquisition of the Investor’s primary residence).

◻	(B)
A natural person with individual income (without including any income of the Investor’s spouse) in excess of $200,000, or joint income with spouse in excess of $300,000, in each of the two most recent years and who reasonably expects to reach the same income level in the current year.

FOR ENTITIES:

◻	(C)
An entity, including a grantor trust, in which all of the equity owners are accredited investors (for this purpose, a beneficiary of a trust is not an equity owner, but the grantor of a grantor trust may be an equity owner).

◻	(D)
A bank as defined in Section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity.

◻	(E)	An insurance company as defined in Section 2(a)(13) of the Securities Act.

◻	(F)	A broker-dealer registered pursuant to Section 15 of the U.S. Exchange Act.

◻	(G)	An investment company registered under the Investment Company Act.

◻	(H)	A business development company as defined in Section 2(a)(48) of the Investment Company Act.

◻	(I)	A small business investment company licensed by the Small Business Administration under Section 301(c) or (d) of the U.S. Small Business Investment Act of 1958, as amended.

◻	(J)	A private business development company as defined in Section 202(a)(22) of the U.S. Advisers Act.

◻	(K)
An organization described in Section 501(c)(3) of the Code, a corporation, Massachusetts or similar business trust or partnership, in each case not formed for the specific purpose of acquiring Units, with total assets in excess of $5 million.

◻	(L)
A trust with total assets in excess of $5 million not formed for the specific purpose of acquiring Units, whose purchase is directed by a person with such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Units.

◻	(M)
An employee benefit plan within the meaning of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) if the decision to invest in the Units is made by a plan fiduciary, as defined in Section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5 million or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors.

◻	(N)
A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if the plan has total assets in excess of $5 million.

C.	Supplemental Data for Individuals (Entities may skip this Section of the Investor Questionnaire)

1.	Please indicate whether you are investing the assets of any retirement plan, account or arrangement (such as, for example, an individual retirement account or a “Keogh” plan).

◻ Yes ◻ No

If the above question was answered “Yes,” please contact Simpson Thacher & Bartlett LLP for additional information that will be required.

2.	Please provide your date of birth:

D.	Supplemental Data for Entities (Natural persons may skip this Section of the Investor Questionnaire)

1.	If the Investor is not a natural person, the Investor must furnish the following supplemental data:

Legal form of entity (trust, corporation, partnership, limited liability company, benefit plan, etc.):

Jurisdiction of organization and location of domicile:

Location of principal place of business:

2.a.	Was the Investor organized for the specific purpose of acquiring Units?

◻ Yes ◻ No

2.b.
Are shareholders, partners or other holders of equity or beneficial interests in the Investor able to decide individually whether to participate, or the extent of their participation, in the Investor’s investment in the Fund (i.e., can shareholders, partners or other holders of equity or beneficial interests in the Investor determine whether their capital will form part of the capital invested by the Investor in the Fund)?

◻ Yes ◻ No

5

2.c.	Does the amount of the Investor’s subscription for Units in the Fund exceed 40% of the total assets (on a consolidated basis with its subsidiaries) of the Investor?

◻ Yes ◻ No

2.d.
Will any other person or persons have a beneficial interest in the Units to be acquired hereunder (other than as a shareholder, partner, policy owner or other beneficial owner of equity interests in the Investor)? (By way of example, “nominee” Investors or Investors who have entered into swap or other synthetic or derivative instruments or arrangements with regard to the Units to be acquired herein would check “Yes”).

◻ Yes ◻ No

If any of questions 2.a., 2.b., 2.c. or 2.d. above were answered “Yes,” please contact Simpson Thacher & Bartlett LLP for additional information that will be required.

3.a.
Please indicate whether or not the Investor is, or is acting (directly or indirectly) on behalf of, (i) an employee benefit plan (within the meaning of Section 3(3) of ERISA), whether or not such plan is subject to ERISA, (ii) a plan, individual retirement account or other arrangement that is described in Section 4975 of the Code, whether or not such plan, individual retirement account or arrangement is subject to Section 4975 of the Code, (iii) a plan, fund or other similar program that is established or maintained outside the United States which provides for retirement income, a deferral of income in contemplation of retirement or payments to be made upon termination of employment, (iv) an insurance company using general account assets, if such general account assets are deemed to include the assets of any of the foregoing types of plans, accounts or arrangements for purposes of Title I of ERISA or Section 4975 of the Code under Section 401(c)(1)(A) of ERISA or the regulations promulgated thereunder, or (v) an entity which is deemed to hold the assets of any of the foregoing types of plans, accounts, funds, programs or arrangements (each of the foregoing described in clauses (i), (ii), (iii), (iv) and (v) being referred to as a “Plan”).

◻ Yes ◻ No

3.b.	If the Investor is, or is acting (directly or indirectly) on behalf of, such Plan, please indicate whether or not the Plan is subject to Title I of ERISA or Section 4975 of the Code.

◻ Yes ◻ No

3.c.
If question 3.b. above was answered “Yes”, please indicate what percentage of the Plan’s assets invested in the Fund are considered to be the assets of “benefit plan investors” within the meaning of Section 3(42) of ERISA.

_______________%

3.d.
If the Investor is investing the assets of an insurance company general account, please indicate what percentage of the insurance company general account’s assets invested in the Fund are the assets of “benefit plan investors” within the meaning of Section 401(c)(1)(A) of ERISA or the regulations promulgated thereunder.

_______________%

3.e.
Please indicate whether the Investor is a Person or entity (other than a “benefit plan investor” within the meaning of Section 3(42) of ERISA) that has discretionary authority or control with respect to any assets of the Fund, a Person who provides investment advice for a fee (direct or indirect) with respect to any assets of the Fund, or any “affiliate” of any such Person. An “affiliate” of a Person includes any Person, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the Person. For purposes of this definition, “control,” with respect to a Person other than an individual, means the power to exercise a controlling influence over the management or policies of such Person:

◻ Yes ◻ No

6

4.a.	Is the Investor a private investment company which is not registered under the Investment Company Act in reliance on:

	Section 3(c)(1) thereof?	◻ Yes ◻ No

	Section 3(c)(7) thereof?	◻ Yes ◻ No

4.b.
Is the Investor an “investment company” registered or required to be registered under the Investment Company Act or an “employee securities company” within the meaning of Section 2(a)(13) of the Investment Company Act?

◻ Yes ◻ No

4.c.	If the answer to question 4.a. or 4.b. is “Yes,” is the Investor structured in a manner to comply with Section 12(d)(1)(E) of the Investment Company Act?

◻ Yes ◻ No

5.	If the Investor’s tax year ends on a date other than December 31, please indicate such date.

_______________________________

6.
Is the Investor directly or indirectly (a) subject to the U.S. Freedom of Information Act, 5 U.S.C. § 552, (“FOIA”), any state public records access laws, any state or other jurisdiction’s laws similar in intent or effect to FOIA, or any other similar statutory or regulatory requirement that might result in the disclosure of confidential information relating to the Fund, its Affiliates and/or any Portfolio Company, or (b) subject, by regulation, contract or otherwise, to disclose information concerning the Fund to a trading exchange or other market where interests in such Investor are sold or traded, whether foreign or domestic?

◻ Yes ◻ No

If the above question was answered “Yes,” please indicate the relevant laws to which the Investor is subject and provide any additional explanatory information.

7.a.
For any Investor that is a governmental entity and/or agency, authority, instrumentality or other subdivision of any governmental authority, including any pension plan or pool of assets controlled by any such governmental authority or part thereof: Are there any applicable laws, rules, regulations and/or policies that limit or restrict the ability of the Investor and/or the Investor’s employees and/or representatives to participate in activities at meetings or other functions of the Fund and/or to receive items distributed at such meetings and/or functions? (Examples include any prohibitions, requirements to reimburse the Fund and its affiliates or other similar limits with respect to participation in social or entertainment activities, meals or other gifts or tokens distributed at activities hosted by the Fund and its affiliates.)

◻ Yes ◻ No

If the question above was answered “Yes,” please indicate the relevant laws, rules, regulations and/or policies to which the Investor is subject and provide additional explanatory information in the space below:

7

7.b.	If question 7.a. was answered “Yes,” is the Investor entitled to any sovereign or other immunity in respect of itself, its property, or any litigation in any jurisdiction, court, or venue?

◻ Yes ◻ No

If question 7.b. was answered “Yes,” please contact Simpson Thacher & Bartlett LLP for additional information that will be required.

Notwithstanding any response to this question 7.b., the Investor hereby confirms that nothing herein shall relieve the Investor of or modify any obligations that the Investor may have under the Limited Liability Company Agreement or the Subscription Agreement to contribute capital to the Fund in accordance with the terms and conditions of the Limited Liability Company Agreement and the Subscription Agreement. A lender which provides financing to the Fund or any alternative investment vehicle in accordance with the terms of the Limited Liability Company Agreement may rely on this paragraph.

8.	What percentage of the Investor is owned by U.S. Persons?

_______________%

9.	What percentage of the Investor is owned by non-U.S. Persons?

_______________%

10.
Is the Investor (a) a trust any portion of which is treated (under subpart E of part I of subchapter J of chapter 1 of subtitle A of the Code) as owned by a natural person (e.g., a grantor trust), (b) an entity disregarded for U.S. federal income tax purposes and owned (or treated as owned) by a trust described in clause (a) of this sentence (e.g., a limited liability company with a single member), (c) an organization described in Section 401(a), Section 501(c)(17) or Section 509(a) of the Code or (d) a trust permanently set aside or to be used for a charitable purpose?

◻ Yes ◻ No

If the above question was answered “Yes,” please indicate which of the preceding items (a)-(d) applies to the Investor: ___.

E.	Discretionary Management

1.	Please check a box below indicating whether any third party has discretion to make such investment in the Fund on your behalf:

◻ Yes ◻ No

If the above question was answered “Yes,” please list the name of the discretionary manager:

8

F.	Related Parties/Other Beneficial Parties

1.	To the best of the Investor’s knowledge, does the Investor control, or is the Investor controlled by or under common control with, any other investor in the Fund?

◻ Yes ◻ No

If the above question was answered “Yes,” please indicate the name of such other investor:

If the question above was answered “Yes,” please contact Simpson Thacher & Bartlett LLP for additional information that will be required.

G.	Section 892 Investor

1.	Is the Investor eligible for the benefits of Section 892 of the Code (a “Section 892 Investor”)? If so the Investor should provide a completed IRS Form W-8EXP.

◻ Yes ◻ No

H.	Bank Holding Company Status

◻ Yes ◻ No

1.	Is the Investor a “BHC Investor”[10]? as such term is defined in the Limited Liability Company Agreement?

◻ Yes ◻ No

10          A “BHC Investor” is defined as an Investor that is a bank holding company, as defined in Section 2(a) of the Bank Holding Company Act of 1956, as amended (the “BHC Act”), a non-bank subsidiary (for purposes of the BHC Act) of a bank holding company, a foreign banking organization, as defined in Regulation K of the Board of Governors of the Federal Reserve System (12 C.F.R. § 211.23) or any successor regulation, or a non-bank subsidiary (for purposes of the BHC Act) of a foreign banking organization which subsidiary is engaged, directly or indirectly in business in the United States and which in any case holds Shares for its own account.
9

I.	Non-U.S. Person Status

1.	Is the Investor a “Non-U.S. Person”[11]?

◻ Yes ◻ No

J.	United Kingdom Financial Promotion

1.
Is the Investor an “investment professional” as defined for the purposes of Article 19 of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005, as amended (“FP Order”) (including, e.g., investment firms and other persons authorized for the purposes of the United Kingdom Financial Services and Markets Act 2000, as amended (“FSMA”), persons exempt from such authorization requirement in relation to the promotion of the interests, governments, local authorities and any other persons whose ordinary activities involve him investing in securities such as a Unit in the Fund in relation to the carrying on of a business by him)?

◻ Yes ◻ No

2.
Is the Investor a high net worth entity satisfying the requirements of Article 49(2) of the FP Order (including, e.g., (i) any body corporate which itself has or is grouped with another that has either: (a) called-up share capital or net assets of not less than £5 million; or (b) more than twenty (20) members, or is a subsidiary undertaking of an undertaking which has more than twenty (20) members, and called-up share capital or net assets of not less than £500,000, (ii) any unincorporated association or partnership with net assets of not less than £5 million, or (iii) the trustee of a trust which has assets with an aggregate value of cash and investments of £10 million or more (before deducting the amount of its liabilities), or has been £10 million or more at any time during the year immediately preceding the date on which the Partnership Material was provided to the Investor?

◻ Yes ◻ No

3.	Is the Investor a person to whom the Fund Material may otherwise lawfully be communicated in accordance with FSMA or the FP Order?

◻ Yes ◻ No

If the Investor has further questions with respect to the foregoing question, please contact Simpson Thacher & Bartlett LLP.

K.	Anti-Money Laundering

1.	Please fill out the following table including the name and country of citizenship for:

(i) each individual that is a director and significant[12] shareholder if the Investor is a corporation;
(ii) the ultimate owner(s) of the Investor’s general partner(s) and significant[13] limited partners if the Investor is a partnership;
(iii) the ultimate owner(s) of the Investor’s managing members and significant[13] members if the Investor is a limited liability company; or
(iv) the Investor’s settlor and/or grantor, trustees and beneficiaries if the Investor is a trust.

You may make additional copies of the table below as necessary.
Name	Country of Citizenship	Percentage of Ownership

[remainder of page intentionally left blank]

11          “Non-U.S. Person” means (a) a citizen of a country other than the United States, (b) an entity organized under the laws of a jurisdiction other than those of the United States or any state, territory or possession of the United States, (c) a government other than the government of the United States or of any state, territory or possession of the United States, (d) a corporation, limited partnership, limited liability company or other entity of which, in the aggregate, more than 25% of the capital stock or other partnership, membership or ownership interests is owned of record or voted by Persons described in any of clauses (a) through (c) above or an entity described in this clause (d) or (e) a representative of, or entity controlled by, Persons described in any of the foregoing clauses (a) through (e).
12          “Significant” means a holder of more than 10% of the equity interests of the Investor.
10

The Investor understands that the foregoing information will be relied upon by the Fund for the purpose of determining the eligibility of the Investor to purchase and own Units in the Fund. The Investor agrees to notify the Fund immediately in writing if any representation, warranty or information contained in this Subscription Agreement, including this Investor Questionnaire, becomes untrue or incomplete at any time.  The Investor agrees to provide, if requested, any additional information and execute and deliver such documents regarding itself and all of its beneficial owners as the Fund may reasonably request from time to time to substantiate the Investor’s status as an accredited investor or to otherwise determine the eligibility of the Investor to purchase Units in the Fund, to verify the accuracy of the Investor’s representations and warranties herein or to comply with any law, rule or regulation to which the Fund and/or the Adviser may be subject, including compliance with anti-money laundering laws and regulations.  To the fullest extent permitted by law, the Investor agrees to indemnify and hold harmless the Fund, the Adviser, the Administrator and their respective Affiliates and each Partner thereof from and against any loss, damage or liability due to or arising out of a breach of any representation, warranty or agreement of the Investor contained in this Subscription Agreement (including the Investor Questionnaire) or in any other document provided by the Investor to the Fund or in any agreement (other than the Limited Liability Company Agreement) executed by the Investor with the Fund or the Adviser in connection with the Investor’s investment in Units.
INDIVIDUAL INVESTOR:

(Print Full Name)

(Signature)

PARTNERSHIP, CORPORATION, LIMITED LIABILITY COMPANY, TRUST, CUSTODIAL ACCOUNT, JOINT ACCOUNT, OTHER INVESTOR:

(Print Full Name of Entity)

By:
(Signature)

(Print Full Name and Title)

ANNEX 1

ANNEX 2

Annex 2

 New Mountain Capital, L.L.C. (“NMC”)
PRIVACY NOTICE
To: Investors in New Mountain Guardian III BDC, L.L.C. (the “Fund”):
We are providing this notice to individual investors (i.e. investors who are natural persons) in order to inform you of our privacy policies and practices of such funds with respect to your personal, nonpublic information.
It is important to note that we have always treated the personal information we receive from all of our investors with sensitivity and plan to continue that practice. Certain disclosures are “permitted under the rules” (for example disclosures to accountants and attorneys for the fund) and the rules allow an individual investor to elect to “opt out” of any other disclosures to unaffiliated third parties. We believe that all of our existing and future anticipated disclosures are permissible under these new rules and will therefore not be affected by an “opt out” election. In the unlikely event we deem it necessary to disclose information, which is not permitted under the rules, we have provided you with an election to “opt out” of such disclosure. Please contact Compliance@newmountaincapital.com or your Business Development representative if you would like to opt out of these disclosures.
In the European Economic Area (“EEA”), investors subject to EU Regulation 2016/679 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (the “GDPR”) who control and/or process personal data, including any personal data furnished in a subscription agreement provided to New Mountain (such as authorised signatories, directors, beneficial owners, etc.) or personal data provided in the course of communicating with New Mountain (such as email addresses, business cards, telephone numbers, etc.), are required to ensure, inter alia, that any such data is processed and provided lawfully, fairly and in a transparent manner. The addendum to this Privacy Notice is intended to provide specific information about how New Mountain uses and processes personal data received from investors established in the EEA.

In connection with the formation and ongoing activities of our private investment funds, we collect and maintain nonpublic personal information about our individual investors from the following sources:
a)	Information we receive from you on subscription agreements, investor questionnaires or other forms that you submit to us or contracts that you enter into with us;
b)	Information related to your transactions with us, our affiliates or others; and
c)
Information you provide to us directly about your personal finances or personal circumstances, including information obtained from meetings, telephone conversations and electronic communications with you.

We may disclose any of the information we collect, as described above, in connection with the activities of our investment funds to third parties and to our affiliates, including:
a)	Providers of services and products, such as broker-dealers, custodians, banks and others used to finance or facilitate transactions by or operations of our private funds; and
b)	Actual and potential portfolio companies, purchasers thereof and potential co-investors, and each of their respective advisors if requested in connection with an investment or disposition.
We may also disclose nonpublic personal information about you to nonaffiliated third parties as permitted or required by law and in accordance with the agreements governing your investment in our private funds, including:
c)	Other service providers to our investment funds, such as those who provide accounting, legal or tax preparation services;
d)	Other partners and potential investors in our investment funds; and transfer agents, portfolio companies, brokerage firms and the like, in connection with distributions to our limited partners.
We have procedures in place that limit access to personal information to those employees who have a reasonable need to know such information in order to perform business services. We maintain physical, electronic and procedural safeguards to guard the nonpublic personal information that we have obtained from you.
cc:	Joseph Hartswell Managing Director & Chief Compliance Officer

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Disclosure Opt Out
If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures (other than disclosures permitted by law or the agreements governing your investment in our private funds); that is, you may direct us not to make those disclosures (other than disclosures permitted by law or the agreements governing your investment in our private funds). To opt out of disclosures to nonaffiliated third parties, you may return the Opt Out Form included in the next page to us.

Annex 2

OPT OUT FORM
To be completed and returned in the event that you (i) are an individual investor (i.e. natural person) and (ii) desire that we not make disclosures to nonaffiliated parties discussed in the above Privacy Notice (other than disclosures permitted by law or the agreements governing your investment in our private funds).
Name of Individual Investor:

Name of Fund:

Signature:

Date:

Return to:
New Mountain Capital, L.L.C.
787 Seventh Avenue 49th Floor
New York, NY 10019
Attn: Joseph Hartswell, Managing Director & Chief Compliance Officer

Addendum for EEA Investors
EU Regulation 2016/679 on the protection of natural persons
with regard to the processing of personal data and on the free movement of such data
(“General Data Protection Regulation”)

This Privacy Notice is addressed to individuals in the EEA with whom we interact in relation to an investment in the Fund and is provided pursuant to the General Data Protection Regulation. New Mountain will endeavour to ensure that Personal Data that you provide to us is handled in accordance with our obligations under U.S. law and in accordance with the General Data Protection Regulation as described in this notice.

1.	In this Notice, the following terms have the following meaning:

“data controller”	means the New Mountain entity that decides how and why personal data is processed;
“EEA”	means the member states of the European Economic Area;
“personal data”	means information from which it is possible to identify a natural person (an individual), or information from which any individual is identifiable;
“processing”
means anything that is done with personal data, whether or not by automated means, such as collection, recording, organisation, structuring, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction.

“processor”	means the person or entity that processes personal data on behalf of a data controller.
2.	We will only use personal data that you provide to us, or which is otherwise obtained by us in connection with an investment in the Fund, as set out in this Privacy Notice.

3.	We may receive personal data about you from the following sources:
a.	when you provide it to us (e.g., where you contact us via email or telephone, or by any other means);
b.	when you subscribe to one of our funds and complete a subscription agreement or other fund documents;
c.	when it is in the public domain, or obtained from searches of public registries, such as court registries or lists maintained by governmental authorities; and
d.
from third parties who provide it to us, e.g., where we conduct credit reference verification, anti-money laundering checks, or where we receive your details from financial intermediaries or placement agents fund-raising on our behalf.

4.	The categories of personal data that we may process are as follows:
e.	name(s); date of birth; identification, such as passport; social security number; national ID or insurance number, tax identification number; copy of passport; nationality; signatures;
f.	address; telephone number; email address; and
g.
business activities; financial expertise including educational qualifications and investment experience; value of financial portfolio; ability to bear losses; nature of past or current employment within or outside the financial sector.

5.	We may organise the personal data we collect and combine it with other personal data that you provide or that we collect from other sources.

6.	We only process information about criminal offences to the extent required by applicable law.

7.	The purposes for which we process personal data and the legal bases for doing so are as follows:

	Purpose	Legal Basis
a)	KYC - confirming your identity and screening against government, supranational bodies or sanctions lists or performing other on-boarding due diligence	• The processing is necessary for compliance with a legal obligation;
b)
To perform our contract, including managing the assets of the fund, providing periodic and annual reporting, responding to your queries, keeping you apprised of co-investment opportunities, and any other matters of legitimate interest to investors including other investment opportunities

•    To perform our contract with you
•   We also have a legitimate business interest in carrying out processing for some of these purposes where we consider that, on balance, our legitimate interests are not overridden by your interests, fundamental rights or freedoms

c)	Legal compliance - detecting, investigating and preventing breaches and criminal offences, in accordance with applicable law.	• The processing is necessary for compliance with a legal obligation; or • We have a legitimate interest in carrying out the processing
d)	Legal proceedings.	• We have a legitimate interest in carrying out the processing for the purpose of establishing, exercising or defending our legal rights
e)	Improving our products and services,
•     We have a legitimate interest in carrying out the processing for the purpose of improving our products or services where we consider that, on balance, our legitimate interests are not overridden by your interests, fundamental rights or freedoms

8.
Where it is necessary for the performance of our contract with you, or for our internal business processes, we may share personal data with the Fund in which you are invested, any other funds in which you invest or apply to invest in and/or the administrator(s) of such funds. In addition, we may disclose your personal data to:

a.	credit reference agencies;
b.	anti-fraud services;
c.	governmental, tax and regulatory, or similar authorities;
d.	accountants, auditors, financial and tax advisors, lawyers and other outside professional advisors to the Fund or NMC;
e.	third party processors (such as email and electronic communications retention vendors or fund administrators), located in Canada, Europe and the U.S.A, as applicable;
f.	any relevant party, enforcement agency or court, to the extent necessary for the establishment, exercise or defence of legal rights;
g.	for the prevention, investigation or prosecution of criminal offences;
h.	in connection with AML/KYC requirements; and
i.	any relevant third party acquirer(s), in the event that we sell or transfer all or any relevant portion of the Fund.

9.
Where it is necessary for the performance of our contract with you and you choose not to provide personal data to us or do not want NMC to process this data, it may prevent NMC from allowing you to invest in the Fund and may adversely affect NMC’s ability otherwise to manage its business relationship with you.

10.
Where we engage a third-party processor, the processor will be subject to contractual obligations to: (i) process in accordance with our prior written instructions; and (ii) use measures to protect the confidentiality and security of the personal data.

11.
NMC is based in the U.S.A. The personal data you provide to us will be transferred to and stored on our servers in the U.S.A. We take reasonable steps to protect your personal data from unauthorised access and against unlawful processing, accidental loss, destruction and damage. Where we receive your personal data directly in the U.S.A. we are not responsible for its transfer outside the EEA. Personal data may be shared with fund administrators (for certain NMC products) and other service providers (e.g., for email and electronic communications retention) that are located outside of the United States.  Otherwise, we do not intend to transfer your personal data to other countries outside the U.S.A. Where any transfer takes place under a written contract, you have the right to request a copy of that contract and may do so by contacting NMC (see the contact details below).

12.
We take reasonable steps designed to ensure that your personal data are accurate and, where necessary, kept up to date.  You have the right to ask to see the data we hold about you and to ask us to: (a) make any changes to ensure that any personal data is accurate and up to date; (b) erase or stop processing any personal data we hold where there is no longer a legal ground for us to process it; and, (c) transfer such data to a third party (however we do not foresee the applicability of this right in the context of your investment in a fund).  To exercise one or more of these rights, or to ask a question about these rights, please contact NMC at the address below.

13.
You have the right to ask us not to process your personal data for marketing purposes. You can exercise this right by checking a box on any communication in which we seek to gather any personal data from you for such purposes; alternatively, you can exercise the right at any time by contacting us at the address below.

14.	The criteria for determining the duration for which we will retain your personal data are as follows:
a.	in a form that permits identification only for as long as necessary in connection with the lawful purpose for which it is held;
b.	for the period under applicable law during which any person could bring a legal claim against NMC in relation to a matter in which your personal data may be relevant; and
c.	if a legal claims were to be brought, for such additional periods as are necessary in connection with that claim.

15.	Once these periods have expired, we will permanently delete or destroy the relevant personal data.

To Contact NMC:
If you would like to contact NMC about any of the information in this Notice, or if you want to make a complaint please contact:

New Mountain Capital, L.L.C.
787 Seventh Avenue 49th Floor
New York, NY 10019
Attn: Joseph Hartswell, Managing Director & Chief Compliance Officer

You can also obtain further information on data privacy and/or make a complaint by contacting your local data protection authority in your member state.

Last updated January 23, 2019
***

ANNEX 3

Annex 3

NEW MOUNTAIN GUARDIAN III BDC, L.L.C.
CANADIAN ADDENDUM TO THE SUBSCRIPTION AGREEMENT
(British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New Brunswick,
Prince Edward Island, Nova Scotia and Newfoundland and Labrador)
________________________________________________________________________________________________________
Reference is made to the Private Placement Memorandum dated May 2019 (the “Memorandum”), including all exhibits, supplements, modifications and amendments thereto, including the limited liability company agreement (the “Limited Liability Company Agreement”) and the subscription agreement (the “Subscription Agreement”), including all exhibits, supplements, modifications and amendments thereto (collectively with the Subscription Agreement, the “Subscription Documents”), each pertaining to the offer for sale of limited liability company interests (“Units”) in New Mountain Guardian III BDC, L.L.C. (the “Fund”). Except as otherwise provided herein, all capitalized terms used herein and not defined below have the meanings assigned to them within the Memorandum and, where not so defined, within the Subscription Documents.
This Canadian addendum to the Subscription Documents (the “Canadian Addendum”) is being executed and delivered to the Fund by the undersigned subscriber (the “Subscriber”) in connection with the proposed investment in the Securities by the Subscriber, as more fully set out in the Subscription Documents (collectively with the Memorandum, Subscription Documents and this Canadian Addendum, the “Offering Documents”).
1.          Acknowledgments of the Subscriber.  The Subscriber, on its own behalf and, if the Subscriber is acting as a trustee, agent, representative, nominee or custodian for another person or entity, on behalf of any underlying owner (the term “Subscriber” being understood to refer as well to such underlying owner unless the context otherwise requires), acknowledges that:
a.          The offer, sale and issuance of the Securities to the Subscriber is being effected on the basis that they are exempt from the prospectus requirements under applicable Canadian securities laws (“Applicable Securities Laws”).
b.          No prospectus has been filed with any Canadian securities regulatory authority (“Regulator”) in connection with the offering of the Securities and no Regulator has made any finding or determination as to the merits for investment in, or made any recommendation or endorsement with respect to, the Securities.
c.          The Fund may be required to file a report of trade with all applicable Regulators containing certain personal information about the Subscriber. This report of trade will include the full name, residential address and telephone number of the Subscriber, the number and type of securities purchased, the total purchase price expressed in Canadian dollars, the prospectus exemption relied upon under Applicable Securities Laws to distribute the Securities to the Subscriber and the date of the distribution. By completing this Canadian Addendum, the Subscriber authorizes the indirect collection of the information described in this section by all applicable Regulators and consents to the disclosure of such information to the public through the filing of a report of trade with all applicable Regulators.
d.          The Securities are being offered on a “private placement” basis only, will be subject to resale restrictions under Applicable Securities Laws and are restricted securities in Canada and, accordingly, any resale of such Securities will be required to be made in accordance with prospectus and registration requirements or exemptions from the prospectus and registration requirements under Applicable Securities Laws.
e.          The certificates, if any, representing the Securities (and any replacement certificate issued prior to the expiration of the applicable hold periods), or ownership statements issued under a direct registration system or other electronic book-entry system, may be required to bear a legend in accordance with Applicable Securities Laws and the Fund will be deemed to have complied with such requirement upon the Subscriber’s receipt of the Memorandum containing disclosure pertaining to resale restrictions under Applicable Securities Laws.

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2.          Representations, Warranties and Certifications of the Subscriber.  The Subscriber, on its own behalf and on behalf of any underlying owner, represents, warrants and certifies to the Fund and its authorized agents, that, at the date of this Canadian Addendum and at the time of completion of the purchase of the Securities by the Subscriber.
a.          Where the Subscriber is not a natural person, the Subscriber is duly organized and validly existing under the laws of its jurisdiction of organization.
b.          Where the Subscriber is not a natural person, the Subscriber has the power and capacity, without limitation, to invest in the Shares, and the Subscriber’s execution, delivery and performance under the Offering Documents has been duly authorized by all necessary action on the part of the Subscriber, and no other proceedings on the part of the Subscriber are necessary to authorize the Subscriber to enter into this agreement to purchase the Shares or to consummate the transactions contemplated under the Offering Documents, or to comply with the terms of the Offering Documents as applicable to the Subscriber.
c.    The Offering Documents, and all related materials delivered to the Subscriber by the Fund, or its authorized agents, have been duly executed by the Subscriber and constitute a valid and binding obligation enforceable against the Subscriber in accordance with their terms.
d.          To the knowledge of the Subscriber, the offer and sale of the Securities to the Subscriber was made exclusively through the Offering Documents, which shall include for greater certainty the Memorandum, and was not made through an advertisement of the Securities in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada.
e.          Where required by Applicable Securities Laws, the Subscriber is purchasing the Securities as principal, or is deemed to be purchasing as principal in accordance with Applicable Securities Laws of the province in which the Subscriber is resident, for investment only and not with a view to resale or distribution.
f.          The Subscriber has been independently advised as to and is aware of the resale restrictions under Applicable Securities Laws with respect to the Securities.
g.          No person has made any oral or written representations to the Subscriber that any person will resell or repurchase the Securities or otherwise refund the purchase price of the Securities nor has any person made any oral or written representations to the Subscriber as to the future value or price of the Securities.
h.          No person has made any written or oral representation that the Securities will be listed and posted for trading on a stock exchange or quoted on a quotation or trade reporting system or that application has been made to list or post the Securities for trading on a stock exchange or quote the Securities on a quotation or trade reporting system.
i.          The Subscriber is entitled under Applicable Securities Laws to purchase the Securities without the benefit of a prospectus qualified under such Applicable Securities Laws and, without limiting the generality of the foregoing, the Subscriber (i) is an “accredited investor” as defined in section 1.1 of National Instrument 45-106 Prospectus Exemptions (“NI 45-106”) and in the case of a resident in the province of Ontario, an “accredited investor” as such term is defined in section 73.3(1) of the Securities Act (Ontario) (the “Ontario Act”), and (ii) a “permitted client”, other than a natural person, as defined under section 1.1 of National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations (“NI 31-103”), by virtue of satisfying the criteria in Schedule “A”, below.
j.          The Subscriber is not a person created or used solely to purchase or hold securities as an “accredited investor” as described in paragraph (m) of the definition of “accredited investor” in section 1.1 of NI 45 106.
k.          None of the funds being used to purchase the Securities for which the Subscriber is subscribing are, to the best of the Subscriber’s knowledge, proceeds obtained or derived, directly or indirectly, as a result of illegal activities and:
(i)          the funds being used to purchase the Securities and advanced by or on behalf of the Subscriber to the Fund do not represent proceeds of crime for the purpose of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “PCMLTFA”);

Annex 3

(ii)          the Subscriber is not a person or entity with or in respect of whom transactions may be prohibited under Part II.1 of the Criminal Code (Canada) or under the regulations enacted under the United Nations Act (Canada), or under the Freezing Assets of Corrupt Foreign Officials Act (Canada), the Special Economic Measures Act (Canada), or the Justice for Victims of Corrupt Foreign Officials Act (Canada) or any regulations in force in Canada implementing or amending the foregoing;
(iii)          the Subscriber acknowledges that the Fund or its authorized agents, may in the future be required by law to disclose the Subscriber’s name and other information relating to the Subscriber and any purchase of the Securities, on a confidential basis, pursuant to the PCMLTFA, Criminal Code, regulations enacted under the United Nations Act, or under the Freezing Assets of Corrupt Foreign Officials Act (Canada), the Special Economic Measures Act, or the Justice for Victims of  Corrupt Foreign Officials Act (Canada) or as otherwise may be required by applicable laws, regulations or rules or as otherwise may be required by applicable laws, regulations or rules, and by the execution and delivery of and performance by the Subscriber of this Canadian Addendum, the Subscriber is deemed to have agreed to the foregoing;
(iv)          to the best of the Subscriber’s knowledge, none of the funds to be provided by the Subscriber to the Fund are being tendered on behalf of a person or entity who has not been identified to the Subscriber; and
(v)          the Subscriber shall promptly notify the Fund if the Subscriber discovers that any such representations cease to be true, and shall provide the Fund with appropriate information in connection therewith.
The Subscriber acknowledges that the Fund and its authorized agents are relying on the foregoing representations, warranties and certifications in connection with the offer, sale and issuance of the Securities to the Subscriber.
3.          Covenants and Acknowledgements of the Subscriber.
a.          The Subscriber agrees to provide the Fund and its authorized agents upon request with any information concerning the Subscriber and its investment in the Fund necessary to enable the Fund and its authorized agents to make any reports or other filings that they may be required to make under applicable law, or to assist the Fund and its authorized agents, as applicable, in determining of the availability to them of exemptions from requirements under applicable law or their compliance with applicable law.
b.          The Subscriber acknowledges that it should consult its own legal, financial and tax advisers with respect to the tax consequences of an investment in the Securities in its particular circumstances and with respect to the eligibility of the Securities for investment by the Subscriber under relevant Canadian legislation and regulations.
c.          The Subscriber acknowledges that any “forward-looking information” (as such term is defined under section 1.1 of the Securities Act (Ontario)) contained within the Memorandum may not have been prepared or may not be presented consistent with Canadian disclosure standards and that the Subscriber will not receive any additional information updating such “forward-looking information” during any period that the Fund is not a “reporting issuer” in any province or territory of Canada.
d.          The Subscriber understands that, except where otherwise expressly provided, the representations, warranties, certifications, covenants and acknowledgements set forth in the preceding paragraphs are in addition to any other representations, warranties, certifications, covenants and acknowledgements set forth in the Offering Documents, including, for greater certainty, the Memorandum, and that the Fund and its authorized agents and their respective counsel will rely upon the accuracy and truth of the foregoing representations, warranties, certifications, covenants and acknowledgements and the Subscriber hereby consents to such reliance.

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e.          The Subscriber further understands that, as a condition of purchase, the Subscriber is required to execute a Canadian certificate (the “Canadian Certificate”) in the form appended to this Canadian Addendum under Appendix “A” below.  The Subscriber acknowledges that the Fund and its authorized agents and their respective counsel are relying on such executed Canadian Certificate to determine the Subscriber’s eligibility to purchase the Securities and status as a security holder of the Fund.
f.          The Subscriber agrees that the representations, warranties, certifications, covenants and acknowledgements contained herein, including in the Canadian Certificate appended hereto, shall survive any issuance of the Securities to the Subscriber and can continue to be relied on by the Fund and its authorized agents, so long as the Subscriber is a holder of Securities until the Subscriber advises the Fund that there has been a change in the information in the Canadian Certificate.
g.          Upon receipt of this Canadian Addendum, the Subscriber hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the Securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d'achat ou tout avis) soient rédigés en anglais seulement.

DATED at _____________________this________ day of  _________, 2019.

Name of Subscriber

By:
Name of Signatory:
Title (if applicable):

[remainder of page intentionally left blank]

Annex 3

APPENDIX “A”
CANADIAN CERTIFICATE
TO:          NEW MOUNTAIN GUARDIAN III BDC, L.L.C. (THE “FUND”)
RE:          PURCHASE OF SECURITIES OF THE FUND (THE “SECURITIES”)

In connection with the purchase by the undersigned (the “Purchaser”) of the Securities, the Purchaser hereby represents, warrants and certifies to the addressees of this certificate (the “Canadian Certificate”) that the Purchaser:
(i)
the Purchaser is purchasing the Securities as principal, or is deemed to be purchasing as principal in accordance with Applicable Securities Laws of the province in which the Purchaser is resident, for investment only and not with a view to resale or distribution;

(ii)	is resident in or is subject to the laws of the province of (check one):
□ British Columbia	□ Alberta	□ Saskatchewan
□ Manitoba	□ Ontario	□ Québec
□ New Brunswick	□ Prince Edward Island	□ Nova Scotia
□ Newfoundland and Labrador

(iii)	has not been provided with any offering memorandum as such term is defined in Schedule “A” to this Canadian Certificate in connection with the purchase of the Securities other than the Memorandum; and
(iv)
is (A) an “accredited investor” as such term is defined in National Instrument 45-106 Prospectus Exemptions, or, in Ontario, in section 73.3(1) of the Securities Act (Ontario), and (B) a “permitted client”, other than a natural person, as such term is defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations, by virtue of satisfying the indicated criteria in Schedule “A” to this Canadian Certificate.

Annex 3

CERTIFIED at _____________________this________ day of  _________, 2019.

Name of Subscriber

By:
Name of Signatory:
Title (if applicable):

Subscriber’s Address (P.O. Boxes are not acceptable)

Telephone No.

Telefax No.

Email Address

[remainder of page intentionally left blank]

Annex 3

SCHEDULE “A”
TO CANADIAN CERTIFICATE
“PERMITTED CLIENT”
(All underlined words have the meanings set forth at the end of this Schedule “A”.)
Please check the appropriate box
□	(a)	a Canadian financial institution or a Schedule III bank;
□	(b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);
□	(c)
a subsidiary of any person or company referred to in paragraph (a) or (b), if the person or company owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of the subsidiary;

□	(d)	a person or company registered under the securities legislation of a jurisdiction of Canada as an adviser, investment dealer, mutual fund dealer or exempt market dealer;
□	(e)
a pension fund that is regulated by either the federal Office of the Superintendent of Financial Institutions or a pension commission or similar regulatory authority of a jurisdiction of Canada or a wholly-owned subsidiary of such a pension fund;

□	(f)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (e);
□	(g)	the Government of Canada or a jurisdiction of Canada, or any Crown corporation, agency or wholly-owned entity of the Government of Canada or a jurisdiction of Canada;
□	(h)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;
□	(i)
a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l’île de Montréal or an intermunicipal management board in Québec;

□	(j)
a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a managed account managed by the trust company or trust corporation, as the case may be;

□	(k)
a person or company acting on behalf of a managed account managed by the person or company, if the person or company is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction;

□	(l)
An investment fund if one or both of the following apply:
 (i) the fund is managed by a person or company registered as an investment fund manager under the securities legislation of a jurisdiction of Canada;
 (ii) the fund is advised by a person or company authorized to act as an adviser under the  legislation of a jurisdiction of Canada;

□	(m)
in respect of a dealer, a registered charity under the Income Tax Act (Canada) that obtains advice on the securities to be traded from an eligibility adviser, as defined in section 1.1 of National Instrument 45-106 Prospectus and Registration Exemptions (“NI 45-106”), or an adviser registered under the securities legislation of the jurisdiction of the registered charity;

□	(n)
in respect of an adviser, a registered charity under the Income Tax Act (Canada) that is advised by an eligibility adviser, as defined in section 1.1 of NI 45-106, or an adviser registered under the securities legislation of the jurisdiction of the registered charity;

□	(o)
An individual who beneficially owns financial assets, as defined in section 1.1 of NI 45-106, having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds $5 million;

□	(p)
a person or company that is entirely owned by an individual or individuals referred to in paragraph (o), who holds the beneficial ownership interest in the person or company directly or through a trust, the trustee of which is a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction;

Annex 3

AS USED IN THIS SCHEDULE A, THE FOLLOWING TERMS HAVE THE FOLLOWING MEANINGS:
“Canadian financial institution” means
(a)	an association governed by the Cooperative Credit Associations Act (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or
(b)
a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada.

“eligibility adviser” means
(c)	a person that is registered as an investment dealer and authorized to give advice with respect to the type of security being distributed, and
(d)
in Saskatchewan or Manitoba, also means a lawyer who is a practicing member in good standing with a law society of a jurisdiction of Canada or a public accountant who is a member in good standing of an institute or association of chartered accountants, certified general accountants or certified management accountants in a jurisdiction of Canada provided that the lawyer or public accountant must not

(i)
have a professional, business or personal relationship with the issuer, or any of its directors, executive officers, founders, or control persons (as such term is defined in applicable securities legislation)[13], and

(ii)
have acted for or been retained personally or otherwise as an employee, executive officer, director, associate or partner of a person that has acted for or been retained by the issuer or any of its directors, executive officers, founders or control persons (as such term is defined in applicable securities legislation)  within the previous 12 months.

For the purposes of the definition of “eligibility adviser” above, the following terms have the following meanings:
 “director” means,
(e)	a member of the board of directors of a company or an individual who performs similar functions for a company, and
(f)	with respect to a person that is not a company, an individual who performs functions similar to those of a director of a company.
 “executive officer” means, for an issuer, an individual who is
(g)	a chair, vice-chair or president,
(h)	a vice-president in charge of a principal business unit, division or function including sales, finance or production, or
(i)	performing a policy-making function in respect of the issuer.

[13]
The definition of “control person” is set out in the securities legislation of each Canadian province and territory and reference should be made to the definition applicable in the jurisdiction of the permitted client.

Annex 3

“founder” means, in respect of an issuer, a person who,
(j)	acting alone, in conjunction, or in concert with one or more persons, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of the issuer, and
(k)	at the time of the distribution or trade is actively involved in the business of the issuer.
“person” includes
(l)	an individual,
(m)	a corporation,
(n)	a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not, and
(o)	an individual or other person in that person's capacity as a trustee, executor, administrator or personal or other legal representative.
 “financial assets” means
(p)	cash,
(q)	securities, or
(r)	a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation.
“managed account” means an account of a client for which a person makes the investment decisions if that person or company has discretion to trade in securities for the account without requiring the client's express consent to a transaction;
“Schedule III bank” means an authorized foreign bank named in Schedule III of the Bank Act (Canada);
“subsidiary” means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.
For the purposes of the definition of “subsidiary” above, a person (first person) is considered to control another person (second person) if
(s)
the first person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless that first person holds the voting securities only to secure an obligation,

(t)	the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests of the partnership, or
(u)	the second person is a limited partnership and the general partner of the limited partnership is the first person.

END OF SCHEDULE “A”
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ANNEX 4

Annex 4

Japanese Regulations (for Japan Investors Only)
1.	Qualified Institutional Investor Status:
1.a
If the Investor is a Japan Investor, then is the Investor a “qualified institutional investor” (tekikaku kikan toshika) as defined in Article 10, Paragraph 1 of the Cabinet Office Ordinance Concerning Definitions Provided in Article 2 of the Financial Instruments and Exchange Law of Japan (“Qualified Institutional Investor”) as of the date hereof and the date when the Japan Investor was offered the Units?

◻     Yes          ◻     No
1.b	If the Japan Investor is a Qualified Institutional Investor and checked “Yes” to the box above, check the category or categories that apply to the Japan Investor:
◻
(1) Financial instruments firm engaged in “Type I financial instruments business” (only those falling under the category of securities-related business, and except for those only engaging in the Type I electronic small amount subscription business as defined in Article 29-4-2, Paragraph 10 of the FIEL) or investment management business;

◻	(2) Investment company prescribed in Article 2, Paragraph 12 of the Law Concerning Investment Trusts and Investment Corporations (Law No. 198 of 1951);
◻	(3) Non-Japanese investment company prescribed in Article 2, Paragraph 25 of the Law Concerning Investment Trusts and Investment Corporations;
◻	(4) Bank;
◻	(5) Insurance company;
◻	(6) Non-Japanese insurance company or another entity described in Article 2, Paragraph 7 of the Insurance Business Law (Law No. 105 of 1995);
◻	(7) Shinkin Banks and Federations of Credit Cooperatives, and Labor Credit Associations and Federations of Labor Credit Associations;
◻	(8) The Norinchukin Bank or the Shoko Chukin Bank;
◻
(9) (A) Credit Cooperative that has submitted a notification of such status to the Commissioner of the Financial Services Agency (“FSA”) or a Federation of Credit Cooperatives; (B) a Federation of Agricultural Cooperatives engaged in the business of acceptance of deposits or savings or of facilities concerning mutual aid; or (C) a Federation of Mutual Aid Fishery Cooperatives engaged in the business of acceptance of deposits or savings or of facilities concerning mutual aid;

◻
(10) The Enterprise Turnaround Initiative Corporation of Japan (limited to the cases where it is engaged in business activities listed in Article 22, paragraph (1), item (i), item (ii), sub-items (a) and (c) and items (iii), (v), (ix) and (x) of the Act on the Enterprise Turnaround Initiative Corporation of Japan (Act No. 63 of 2009));

Annex 4

◻
(11) Kabushiki Kaisha Great East Japan Earthquake Business Operator Support Organization (limited to the case where it is engaged in business activities provided for in Article 16, Paragraph (1), item (i) and item (ii), sub-items (a) and (c) of the Kabushiki Kaisha Great East Japan Earthquake Business Operator Support Organization Law (Law No. 113 of 2011)).

◻	(12) Person who administers and manages one or more fiscal loan funds;
◻	(13) Government Pension Investment Fund;
◻	(14) Japan Bank for International Cooperation and the Okinawa Development Finance Corporation;
◻	(15) Development Bank of Japan;
◻	(16) Agricultural Cooperative or Federation of Fishery Cooperatives engaged in the business of acceptance of deposits or savings;
◻	(17) Person listed in Article 1-9, Item (5) of the Enforcement Ordinance of the FIEL (and registered in accordance with the provisions of Article 33-2 of the FIEL);
◻
(18) Corporation (kabushiki-kaisha) conducting business listed in Article 17-3, Paragraph 2, Item (12) of the Enforcement Regulation of the Banking Law (Ordinance of the Ministry of Finance No. 10 of 1982), that has submitted a notification to the Commissioner of the FSA that the amount of its capital as of its most recent fiscal year end is at least 500 million yen and that its Articles of Incorporation provide that it is engaged in such business;

◻	(19) Limited liability partnership for investments prescribed in Article 2, Paragraph 2 of the Limited Partnership Act for Investment;

Annex 4

◻
(20) (A) Employees’ pension fund (as such term is defined in Article 3, Item 11 of the Supplementary Provisions of Law No. 63 of 2013; the same applies in Item (24)), which has submitted a notification in accordance with Article 176, Paragraph 2 of Employees’ Pension Insurance Act (as such Article was effective immediately prior to the amendment to such Act by Article 1 of Law No. 63 of 2013 and are deemed effective due to Article 5, Paragraph 1 of the Supplementary Provisions of Law No. 63 of 2013) and that has submitted a notification to the Commissioner of the FSA that the aggregate amount of its liquid assets and fixed assets less the aggregate amount of its liquid liabilities, payment reserves and excessive reserve balance as described in the balance sheet (only those submitted in accordance with the provisions of Article 39, Paragraph 1 of the Cabinet Office Ordinance Concerning the Employees’ Pension Funds prior to the repeal (Ordinance No. 324 of 1966)) concerning pension accounting for the recent fiscal year is 10 billion yen or more; (B) corporate pension fund that has submitted a notification to the Commissioner of the FSA that the aggregate amount of its liquid assets and fixed assets less the aggregate amount of their liquid liabilities and payment reserves as described in the balance sheet (only those submitted in accordance with the provisions of Article 117, Paragraph 3, Item (1) of the Enforcement Regulations for the Law Concerning Defined-Benefit Corporate Pension Plans (Ministry of Health, Labour and Welfare Ordinance No. 22 of 2002)) concerning pension accounting for the recent fiscal year is 10 billion yen or more; or (C) the Pension Fund Association;

◻
(21) Person authorized to do business listed in Article 29, Paragraph 1, Item (1) of the Law Concerning Special Measures against Urban Rehabilitation (Law No. 22 of 2002) to the extent of doing business listed in Article 29, Paragraph 1, Item (1) therein and persons authorized to do business listed in Article 71, Paragraph 1, Item (1) of the same law to the extent of doing business listed in Article 71, Paragraph 1, Item (1) therein;

◻
(22) Trust company prescribed in Article 2, Paragraph 2 of the Trust Business Law (Law No. 154 of 2004) (excluding management type trust companies prescribed in Article 2, Paragraph 4 therein) that has submitted a notification to the Commissioner of the FSA;

◻
(23) Non-Japanese trust company prescribed in Article 2, Paragraph 6 of the Trust Business Law (excluding the non-Japanese management type trust companies prescribed in Article 2, Paragraph 7 therein) that has submitted a notification to the Commissioner of the FSA;

◻
(24) Corporation (other than existing employees’ pension fund) that has submitted a notification to the Commissioner of the FSA that it satisfies either of the following requirements (as to a corporation that has submitted a notification described in clause (24)(ii) below is applicable, only those conducting transactions as Operating Partners) [14]:

(i) The corporation holds a balance of securities on the date immediately prior to the date of notification (“Nearest Preceding Day”), of 1 billion yen or more; or
(ii) The corporation (excluding those who satisfy paragraph (i)) is an Operating Partner that satisfies each of the following requirements:

(a)      Securities Balance, which the corporation holds as an Operating Partner, for the business subject to contribution under the partnership agreement, silent partnership agreement, limited liability partnership agreement, or any agreement similar to any of the above agreements governed under non-Japanese laws and regulations, is 1 billion yen or more as of the Nearest Preceding Day; and

(b)       The corporation has obtained, for submitting the notification, the consent of all other partners of the partnership under the partnership agreement, the silent partners of all other silent partnership agreements having rights under the business subject to contribution regarding the silent partnership agreement or all other partners of the partnership under the limited liability partnership agreement, or all other partners under any agreement similar to any of the above agreements governed under non-Japanese laws and regulations;

14 For purposes of this Investor Questionnaire, “Operating Partners” means (i) any partner(s) of a partnership to whom management of the business of such partnership is entrusted under a partnership agreement prescribed in Article 667, Paragraph 1 of the Civil Code (Law No. 89 of 1896) (including the operator under a silent partnership agreement prescribed in Article 535 of the Commercial Code (Law No. 48 of 1899), (ii) any partner(s) of a partnership engaging in the decision to conduct any material business of such partnership under a limited liability partnership agreement prescribed in Article 3, Paragraph 1 of the Limited Liability Partnership Act (Law No. 40 of 2005); (iii) any partner(s) of a partnership engaging in the conduct of any material business of such partnership; and (iv) any partner(s) of a partnership with similar powers organized pursuant to non-Japanese laws and regulations).

Annex 4

◻
(25) Special Purpose Company (as provided for in Article 2, Paragraph 3 of the Act on Securitization of Assets (Law No. 105 of 2008) which has made a filing with the Commissioner of the FSA as falling under any of the following requirements:

(i)        The Specified Assets (as provided for in Article 2, Paragraph 1 of the Act on Securitization of Assets) in the Asset Securitization Plan as provided for in Article 2, Paragraph 4 of the Act on Securitization of Assets that has been filed pursuant to Article 4, Paragraph 1 of the Act on Securitization of Assets, including the securities (or, if a notification pursuant to Article 9, Paragraph 1 of the Asset Securitization Law regarding the amendment of the Asset Securitization Plan has been submitted, the amended Asset Securitization Plan) and the value of such securities is 1 billion yen or more;

(ii)       Pursuant to Article 200, Paragraph 1 of the Act on Securitization of Assets, the Special Purpose Company has entered into a trust agreement regarding the relevant Specified Assets (with limitation to the securities, acquisition and solicitation (as provided for in Article 2, Paragraph 3 of the Act and includes the reorganization issuance procedures prescribed in Article 2-2, Paragraph 2 of the FIEL) which falls under any of the cases as provided for in Article 2, Paragraph 3, Sub-paragraph (ii)(a) of the Act) with a trust company, etc. (which falls under Qualified Institutional Investors among the trust companies, etc. provided for in Article 33, Paragraph 1 of the Act on Securitization of Assets) in order for such company to conduct the management and disposition of such Specified Assets and that there is a resolution of the general meeting of the members of such Special Purpose Company for making such filing; and

(iii)      Pursuant to Article 200, Paragraph 2 of the Act on Securitization of Assets, the Special Purpose Company has entrusted the business regarding management and disposition of the Specified Assets to the Financial Instruments Business Operator (with limitation to the person which conducts the investment management business) which is the assignee of the relevant Specified Assets or to the Financial Instruments Business Operator which has the financial base and personnel that are sufficient to duly conduct the management and disposition of the Specified Assets and that there is a resolution of the general meeting of members of such Special Purpose Company for making such filing.

Annex 4

◻	(26) Individual who has submitted a notification to the Commissioner of the FSA that it satisfies either of the following requirements:
(i) Individual who satisfies each of the following requirements:
(a) Securities Balance, which the individual holds, is 1 billion yen or more as of the Nearest Preceding Day; and
(b) one year has passed since the individual opened an account with the “Financial Instruments Firm and Registered Financial Institution” within the meaning given to it under Article 34 of the FIEL;
Or
(ii) The individual is an Operating Partner who satisfies each of the following requirements:

(a)       Securities Balance, which the individual holds as an Operating Partner, for the business subject to contribution under the partnership agreement, silent partnership agreement, limited liability partnership agreement, or any agreement similar to any of the above agreements governed under non-Japanese laws and regulations, is 1 billion yen or more as of the Nearest Preceding Day; and

(b)      The individual has obtained, for purposes of submitting the notification, the required consent of all other partners of the partnership under the partnership agreement, the silent partners of all other silent partnership agreements having rights under the business subject to contribution regarding the silent partnership agreement or all other partners of the partnership under the limited liability partnership agreement, or all other partners under any agreement similar to any of the above agreements governed under non-Japanese laws and regulations;

◻
(27) Person (excluding individuals) conducting the following business in countries other than Japan in compliance with applicable non-Japanese laws and regulations who has submitted a notification to the Commissioner of the FSA that the amount of their stated capital (or capital commitments or total initial capital) as of the date of such notification is equal to or more than the relevant amount stated below:

(i)       Type I financial instruments business falling under the category of securities-related business, except for those only engaging in the same type of business as the Type I electronic small amount subscription business as defined in Article 29-4-2, Paragraph 10 of the FIEL: 50 million yen;

(ii) investment management business: 50 million yen;
(iii) banking business prescribed in Article 2, Paragraph 2 of the Banking Law (Law No. 59 of 1981): 2 billion yen;
(iv) insurance business prescribed in Article 2, Paragraph 1 of the Insurance Business Law: 1 billion yen; or

(v)      trust business prescribed in Article 2, Paragraph 1 of the Trust Business Law (excluding the management type trust business prescribed in Article 2, Paragraph 3 of the Trust Business Law): 100 million yen;

Annex 4

◻
(28) Non-Japanese government, non-Japanese governmental agency, non-Japanese local government, non-Japanese central bank or an international organization in which the nation of Japan participates (in its capacity a sovereign nation), in each case that has submitted a notification of such status to the Commissioner of the FSA; and

◻
(29) A fund which falls under or similar to the employees’ pension fund or corporate pension fund established in accordance with foreign laws, which has made a filing with the Commissioner of the FSA to the effect that all of the following requirements are met:

(i) Such fund is operated for the purpose of management or delivery of, mainly, retirement funds, retirement allowance or other similar remuneration in a foreign country; and

(ii)     The total amount of the assets in the document regarding the financial calculation for the recent business year that is equivalent to the balance sheet, deducted by the total amount of debt, is 10 billion yen or more.

◻	(30) Other entity that is a Qualified Institutional Investors under the FIEL because it is ____________________________________________________________.
1.c.
If the Japan Investor is NOT a Qualified Institutional Investor, please check applicable boxes in relation to the status of an Eligible Non-Qualified Institutional Investor (as defined under Article 17-12, Paragraph 1 of the Cabinet Order) as of the date hereof and the date when the Japan Investor was offered the Units:

◻	(1) The Japanese government
◻	(2) Bank of Japan.
◻	(3) The local government.
◻	(4) A Financial Instruments Business Operator or Registered Financial Institution.
◻
(5) A person who conducts the business of self-offering or investment management for partnership-type funds for which he/she/it is acting as a general partner (as stipulated in Article 17-12, Paragraph 1, Item 5 of the Cabinet Order).

◻
(6) A director, officer or employee of the Qualified Institutional Investors -Targeted Fund Business Operator (as stipulated in Article 233-2, Paragraph 1, Item 1 of the Cabinet Office Ordinance on Financial Instruments Business, etc. (the “Cabinet Office Ordinance”)).

◻
(7) A a) Parent Company, b) Subsidiary or c) Subsidiary of the Parent Company of the Qualified Institutional Investors -Targeted Fund Operator (as stipulated in Article 233-2, Paragraph 1, Item 2 of the Cabinet Office Ordinance).

◻
(8) An investment manager for the Qualified Institutional Investors -Targeted Fund Operator (including sub-investment manager) (as stipulated in Article 233-2, Paragraph 1, Item 3 of the Cabinet Office Ordinance).

◻	(9) An investment advisor to the Qualified Institutional Investors -Targeted Fund Operator (as stipulated in Article 233-2, Paragraph 1, Item 4 of the Cabinet Office Ordinance).

Annex 4

◻	(10) A Director, officer or employee of those specified in Items (7) to (9).
◻
(11) A family of individual Qualified Institutional Investors -Targeted Fund Operator and those specified in Item (6) and Items (8) to (10) (as stipulated in Article 233-2, Paragraph 1, Item 6 of the Cabinet Office Ordinance).

◻	(12) A company that issues share certificates which are listed on a Financial Instruments Exchange.
◻	(13) A legal entity with JPY 50 million or more of paid-in capital.
◻	(14) A legal entity with JPY 50 million or more of net assets.
◻	(15) A juridical person incorporated by a specific act of incorporation pursuant to the provisions of any specific act.
◻	(16) A tokutei mokuteki kaisha (TMK).
◻	(17) A Corporate Pension Fund whose financial assets amount to no less than 10 billion yen (as stipulated in Article 17-12, Paragraph 1, Item 12 of the Cabinet Order).
◻	(18) A foreign juridical person.
◻
(19) An individual whose financial assets amount to no less than 100 million yen, and who opened his/her securities account more than 1 year ago (as stipulated in Article 233-2, Paragraph 3, Item 1 of the Cabinet Office Ordinance).

◻
(20) An individual who, as a general partner of a partnership, an operator for tokumei kumiai, an executive partner of a limited liability partnership or a similar person under non-Japanese laws, holds financial assets of such fund that amount to no less than 100 million yen (in case such individual makes a transaction in such capacity) (as stipulated in Article 233-2, Paragraph 3, Item 2 of the Cabinet Office Ordinance).

◻
(21) Public Interest Incorporated Association or Public Interest Incorporated Foundation amount to no less than 25% of whose voting rights or contributed money are held by the Japanese government or the local government, and whose business purpose is to develop local industries (as stipulated in Article 233-2, Paragraph 4, Item 1 of the Cabinet Office Ordinance).

◻	(22) A Surviving Employees' Pension Fund whose financial assets amount to no less than 10 billion yen (as stipulated in Article 233-2, Paragraph 4, Item 2 of the Cabinet Office Ordinance).
◻
(23) A non-Japanese pension fund that is equivalent to Corporate Pension Fund or a Surviving Employees’ Pension Fund, whose financial assets amount to no less than 10 billion yen (as stipulated in Article 233-2, Paragraph 4, Item 3 of the Cabinet Office Ordinance).

◻	(24) A legal entity whose financial assets amount to no less than 100 million yen (as stipulated in Article 233-2, Paragraph 4, Item 4(a) of the Cabinet Office Ordinance).

Annex 4

◻
(25) A legal entity, which as a general partner of a partnership, an operator for tokumei kumiai, an executive partner of a limited liability partnership or a similar person under non-Japanese laws, holds financial assets that amount to no less than 100 million yen (as stipulated in Article 233-2, Paragraph 4, Item 4(b) of the Cabinet Office Ordinance).

◻
(26) A Subsidiary or Related Company of the following (as stipulated in Article 233-2, Paragraph 4, Item 5 of the Cabinet Office Ordinance):

(i)          a Financial Instruments Business Operator or Registered Financial Institution;

(ii)          a listed company;

(iii)          a legal entity with JPY 50 million or more of paid-in capital; or

(iv)          a legal entity with JPY 50 million or more of net assets.

◻	(27) A certain asset management company of the individual set forth in Item (19) or Item (20) (as stipulated in Article 233-2, Paragraph 4, Item 6 of the Cabinet Office Ordinance).
◻	(28) An issuer of a certain non-Japanese partnership interests (as stipulated in Article 233-2, Paragraph 4, Item 7 of the Cabinet Office Ordinance).
◻	(29) An asset management company whose investment revenue amounts to no less than 75% of all revenue (as stipulated in Article 233-2, Paragraph 4, Item 8 of the Cabinet Office Ordinance).
◻	(30) The undersigned is NOT an Eligible Non-Qualified Institutional Investor.[15]
1.d.	If the Japan Investor is a Professional Investor (tokutei toshika), please check the category or categories that apply to the Japan Investor:
◻	(1) Qualified Institutional Investor
◻	(2) The Japanese government
◻	(3) Bank of Japan
◻	(4) juridical persons incorporated by a specific act of incorporation pursuant to the provisions of any specific act;
◻	(5) an Investor Protection Fund as prescribed in Article 79-21 of the FIEL;
◻	(6) Deposit Insurance Corporation of Japan;
◻	(7) the Agricultural and Fishery Cooperative Savings Insurance Corporation;
◻	(8) the Insurance Policyholders Protection Corporation of Japan prescribed in Article 259 of the Insurance Business Act;

15 A Japanese resident investor who is neither an Eligible Non-Qualified Institutional Investor nor Qualified Institutional Investor cannot acquire the Units.

Annex 4

◻	(9) a Special Purpose Company;
◻	(10) a company that issues share certificates which are listed on a Financial Instruments Exchange;
◻	(11) a stock company whose stated capital is expected to amount to 500 million yen or more, reasonably judging from the status of the transactions thereof or any other circumstances;
◻
(12) a financial instruments firm, or a juridical person that falls under the category of a Notifier of Specially Permitted Business Activities as prescribed in Article 63, Paragraph 3 of the FIEL; and

◻	(13) a foreign juridical person.

1.e.	If the Japan Investor is a Professional Investor as specified in 1.d. above, the Japan Investor confirms that the following notification under Article 34 of the FIEL has been made to it by the Fund:
The Japan Investor may request that the Fund treat the Japan Investor as “a customer other than a Professional Investor” (the “General Investor”).  If the Japan Investor makes such a request, the Fund will treat the Japan Investor as a General Investor, if and when the Fund solicits for or enters into the similar type of agreement or transaction concerning securities stipulated in Article 53, item 1 of the Cabinet Office Ordinance as from the date of an acceptance letter for the request as delivered by the Fund.
◻     Confirmed
2.	Collective Investment Scheme or Special Purpose Company Status:
2.a.          Is the Japan Investor either: (x) a collective investment scheme, such as a nin-i kumiai under the Civil Code of Japan, a toshi jigyo yugen sekinin kumiai under the Limited Partnership Act for Investment of Japan, a yugen sekinin jigyo kumiai under the Limited Liability Partnership Law of Japan or an eigyo-sha of a tokumei kumiai in respect of the business of investment in the Units under the Commercial Code of Japan; or (y) a special purpose company, such as a tokubetsu mokuteki kaisha under the Cabinet Office Ordinance Concerning Financial Instruments Exchange Business or tokutei mokuteki kaisha under the Law Concerning Asset Liquidation of Japan?
◻     Yes          ◻     No
2.b.
If question 2.a above was answered “Yes,” please indicate the type of the collective investment scheme or special purpose company referenced in question 2.a.

________________________________________________________________

2.c.
If question 2.a above was answered “Yes,” please provide the number of: (x) partners (tokumei kumiai-in in the case of a tokumei kumiai) in the collective investment scheme; or (y) members (sha-in) in the special purpose company, who are Qualified Institutional Investors and who are not Qualified Institutional Investors.

The number of Qualified Institutional Investors: _____________________
The number of non-Qualified Institutional Investors: _______________
3.	Japanese Anti-Money Laundering Regulations.
3.a.	Identity Verification

Annex 4

i.          Authorized person
Please fill in the name and title of the director or employee of the Japan Investor who is authorized to act on behalf of the Japan Investor in respect of the subscription of the Units:
Name: _______________________________________
Title: ________________________________________
ii.	Identity verification documents
(1) For Japan Investors
All certified true copies of the original documents must be delivered to the Fund care of the address set forth in “SUBSCRIPTION DOCUMENT INSTRUCTIONS”.
(2) For Japan Investors that are entities
Japan Investors that are entities must  (i) submit an original copy of a certificate of corporate registration (toki jiko shomeisho), a certificate of registered seal (inkan toroku shomeisho) or any other document certified by the relevant governmental entity that indicates the entity’s name and the address of its principal office and (ii) submit a copy of a document issued by a governmental entity or required by law to be prepared by the Japan Investor that indicates its business purposes, such as a certificate of corporate registration (toki jiko shomeisho) or the articles of incorporation (teikan).  Such Japan Investors must also submit (i) a certified true copy of a passport or a driver’s license verifying the individual’s name, current address and date of birth of the authorized person specified in question 3.a.i above and (ii) submit a document certifying his/her representative power.16
(3) For Japan Investors who are individuals
Japan Investors who are individuals must submit a certified true copy of a passport or a driver’s license verifying the individual’s name, current address and date of birth.
The document issued or certified by the governmental entity must be unexpired, or (if it has no expiration date) must have been issued or certified within six months.  Japan Investors may be required to provide additional anti-money laundering information as applicable.

3.b.
If the Japan Investor is the Japanese government, the local government, a listed company or any other investor specified under Article 14 of the Order for Enforcement of the Act concerning Prevention of Transfer of Criminal Proceeds, as amended, such Japan Investor does not need to answer this Question 3.

i.	Purpose of the transaction
Please indicate the purpose of your subscription for interests in the Fund:
◻   Long-term investment

◻  Other (please indicate): __________________________________

16 Once the Fund receives a copy of the above-stated documents, the Fund would need to send a transaction-related document to the address of the company and the person in charge by a registered mail with no forwarding services in order to complete the Japanese KYC process.

Annex 4

ii.	If the Japan Investor is a juristic person (hojin), please indicate each Ultimate Controlling Person:
Name:____________________________________________________
Address (for an entity, address of its principal office):
_________________________________________________________
_________________________________________________________
Date of Birth (MM/DD/YYYY) (if such Ultimate Controlling Person is an individual):
_________________________________________________________

Name: ____________________________________________________
Address (for an entity, address of its principal office):
_________________________________________________________
_________________________________________________________
Date of Birth (MM/DD/YYYY) (if such Ultimate Controlling Person is an individual):
_________________________________________________________
The relationship between the Japan Investor and the Ultimate Controlling Person
◻ Holding more than 50% of the total voting rights directly or indirectly
◻ Holding more than 25% of the total voting rights directly or indirectly
◻ Substantially controlling the Japan Investor as (          ).
      (e.g, major creditor, founder, etc.):
◻ a person who is representing and conducting the business

For purposes of the questions in this Item 3, the Ultimate Controlling Person of a juristic person should be determined as follows:
(i) In case voting rights of the above juristic person (hojin) are allocated in proportion to the shares held by its shareholders (e.g. stock corporations):

Is there any natural person (*1) who owns more than 50% of total voting rights of the above juristic person directly or indirectly? (*2)
Yes
Such person is an Ultimate Controlling Person. (*3)
No
Is there any person who owns more than 25% of total voting rights of the above juristic person directly or indirectly? (*2)
Yes
Such person is an Ultimate Controlling Person. (*3)
No
Is there any natural person substantially controlling the above juristic person? (*4)
Yes
Such person is an Ultimate Controlling Person
No
The natural person representing and executing the duty of the above juristic person is an Ultimate Controlling Person.

Annex 4

(ii) In case the juristic person does not qualify under Item (i) (e.g. membership company):

Is there any natural person (*1) who receives more than 50% of total profit as dividends from the above juristic person?
Yes
Such person is an Ultimate Controlling Person. (*3)
No
Is there any natural person (*1) who receives more than 25% of total profit as dividends from the above juristic person?
Yes
Such person is an Ultimate Controlling Person. (*3)
or
Is there any natural person substantially controlling the above juristic person? (*4)
Yes
Such person is an Ultimate Controlling Person.
No for each of the above questions
The natural person representing and conducting the businesses of the above juristic person is an Ultimate Controlling Person.

(*1) The State, government agency, local government, listed / registered company on a stock exchange, or its subsidiary are deemed to be a natural person for the purpose of determining an Ultimate Controlling Person.
(*2) The ratio of “direct and indirect” ownership is determined by the sum of (i) the voting right ownership ratio of the natural person and (ii) the voting right ownership ratio of his/her controlling entity (meaning an entity of which he/she has more than 50% of the voting rights (including indirect voting rights owned through other controlling entities)).
(*3) Except for a person who clearly does not have an intention or ability to substantially control the business of the above juristic person.
(*4) A person who is deemed to have power to control the business activity of the above juristic person through investment, financing, transactions or other relationships.

iii.	Business or occupation of the Investor
(1) For any Japan Investor that is a non-judicial association or organization, please indicate the business of the Investor:
◻  Agriculture / Forestry / Fishery
◻  Manufacturing
◻  Construction
◻  Information / Communication
◻  Transportation
◻  Wholesale / Retail

Annex 4

◻  Finance / Insurance
◻  Real Estate
◻  Service
◻  Other (please indicate): __________________________________
(2) For any Japan Investor who is an individual, please indicate the occupation of the Investor:
◻  Company / organization officer
◻  Company / organization staff
◻  Public servant
◻  Sole proprietor / self employed
◻  Part time / temporary / contract employee
◻  Housewife
◻  Student
◻  Retired or out of work
◻  Other (please indicate): ____________________________________
iv.	Foreign Politically Exposed Persons
(1) If the Japan Investor is an individual:
(i) Does the Japan Investor hold one of the Foreign Important Positions or did the Japan Investor hold one of the Foreign Important Positions in the past?

◻ Yes          ◻ No
(ii) Is the Japan Investor a Family member of a person who holds a Foreign Important Position or held a Foreign Important Position in the past?
◻ Yes          ◻ No
(2) If the Japan Investor is a juristic person (hojin):
(i) Is there any Ultimate Controlling Person who holds one of the Foreign Important Positions or held one of the Foreign Important Positions in the past?
◻ Yes          ◻ No
(ii) Is there any Ultimate Controlling Person who is a Family member of the person who holds a Foreign Important Position or held a Foreign Important Position in the past?
◻ Yes          ◻ No
For purposes of these questionnaires, a “Foreign Important Position” is (i) head of State, (ii) position equivalent to Prime Minister / Minister of State / Senior Vice Minister of Japan, (iii) position equivalent to Chairman of the House of Representatives / Vice Chairman of the House of Representatives / Chairman of the House of Councilors / Vice Chairman of the House of Councilors of Japan, (iv) position equivalent to Justice of the Supreme Court of Japan, (v) position equivalent to Ambassador Extraordinary and Plenipotentiary / Envoy Extraordinary and Minister Plenipotentiary / Ambassador on Special Mission / Representative of the government / Plenipotentiary of Japan, (vi) position equivalent to Chief of Staff, Joint Staff / Vice Chief of Staff, Joint Staff / Chief of Staff, Ground Self-Defence Force / Vice Chief of Staff, Ground Self-Defence Force / Chief of Staff, Maritime Self-Defence Force / Vice Chief of Staff, Maritime Self-Defence Force / Chief of Staff, Air Self-Defence Force / Vice Chief of Staff, Air Self-Defence Force, (vii) executive of central bank or (viii) executive of a corporation which is required to obtain the approval of national assembly for the budget.
And also, “Family” means a spouse (including common-law spouse), parents, children, brothers and sisters, parents of spouse or children of spouse.

ANNEX 5

Annex 5

CONFIRMATION AS TO PROFESSIONAL CLIENT STATUS UNDER MIFID
TO BE COMPLETED BY ALL INVESTORS FROM THE EEA
Please check  the applicable statements below pursuant to which the Investor qualifies as a “professional client” as defined under Annex II to Directive 2014/65/EU (“MiFID”). The Investor agrees to provide such further information and execute and deliver such documents as the Manager may reasonably request to verify its status as a professional client.
PLEASE CHECK ONE OR MORE STATEMENTS, AS APPLICABLE, BELOW
The Investor possesses the experience, knowledge and expertise to make its own investment decisions and properly assess the risks involved and is one of the following types of client:
1.	◻
An entity which is required to be authorised or regulated to operate in the financial markets (including entities authorised by a European Union member state (a “Member State”) under a directive, entities authorised or regulated by a Member State without reference to a directive, and entities authorised or regulated by a non-Member State), such as:
◻  a credit institution;
◻  an investment firm;
◻  any other authorised or regulated financial institution;
◻ an insurance company;
◻  a collective investment scheme or management company of such a scheme;
◻  a pension fund or a management company of such a pension fund;
◻  a commodity or commodity derivatives dealer;
◻  a local; OR
◻  any other institutional investor.

	OR
2.	◻	A large undertaking meeting two of the following size requirements on a company basis:
		• balance sheet total equal to or exceeding:	€20,000,000
		• net turnover total equal to or exceeding:	€40,000,000
		• own funds total equal to or exceeding:	€2,000,000
	OR
3.	◻
A national or regional government, a public body that manages public debt at national or regional level, a central bank, an international and supranational institution (such as the World Bank, the International Monetary Fund, the European Central Bank or the European Investment Bank) or any other similar international organisation.

	OR
4.	◻	Any other institutional investor whose main activity is to invest in financial instruments, including entities dedicated to the securitisation of assets or other financing transactions.
	OR
5.	◻
The Investor is none of the above, but for the purposes of this transaction or type of transaction and at its request, it has been categorised by an authorised investment firm as a professional client in accordance with the assessment procedure and formalities specified in Section II of Annex II to MiFID, particulars of which have been provided separately to the Manager.

EXHIBIT A

RULE 506(D) EVENTS QUESTIONNAIRE
Disqualifying Events

Please check all appropriate boxes below that are next to the category or categories of “Disqualifying Events.”
You and/or any person who through your Units in the Fund (including anyone who has investment discretion on your behalf), beneficially owns Units in the Fund:

◻	(i) Have been convicted, within the past 10 years, of any felony or misdemeanor within the United States:

(A) in connection with the purchase or sale of any security;

(B) involving the making of any false filing with the SEC; or

(C) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser or paid solicitor of purchasers of securities.

◻
(ii) Are subject to any order, judgment or decree of any court of competent jurisdiction, entered within the past 5 years, that restrains or enjoins you from engaging or continuing to engage in any conduct or practice:

(A) in connection with the purchase or sale of any security;

(B) involving the making of any false filing with the SEC; or

(C) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser or paid solicitor of purchasers of securities.

◻
(iii) Are subject to a final order[17] of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations, or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(A) Bars you from:

(1) Association with an entity regulated by such commission, authority, agency or officer;
(2) Engaging in the business of securities, insurance or banking; or
(3) Engaging in savings association or credit union activities; or

(B) Constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative, or deceptive conduct entered within the past 10 years.

◻	(iv) Are subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act of 1934 or Section 203(e) or (f) of the Investment Advisers Act of 1940 that:

(A) Suspends or revokes your registration as a broker, dealer, municipal securities dealer or investment adviser;

(B) Places limitations on your activities, functions or operations;

(C) Bars you from being associated with any entity or from participating in the offering of any penny stock.

[17]
Final order means a written directive or declaratory statement issued by a federal or state agency under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

EXHIBIT A

◻	(v) Are subject to any order of the SEC entered within the past 5 years that orders you to cease and desist from committing or causing a violation or future violation of:

(A) Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act of 1933, Section 10(b) of the Securities Exchange Act of 1934 and 17 CFR 240.10b-5, Section 15(c)(1) of the Securities Exchange Act of 1934 and Section 206(1) of the Investment Advisers Act of 1940, or any other rule or regulation thereunder; or

(B) Section 5 of the Securities Act of 1933.

◻
(vi) Are suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

◻
(vii) Have filed (as a registrant or issuer), or were or were named as an underwriter in, any registration statement or Regulation A offering statement filed with the SEC that, within the past 5 years, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

◻
(viii) Are subject to a United States Postal Service false representation order entered within the past 5 years, or are subject to temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representation.

◻	(ix) None of the above.

If you checked box or boxes (i) through (viii) above, please provide a description of each disqualifying event in the space provided below, including the date such conviction, order, judgment, decree, suspension, expulsion or bar occurred:
______________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

If you checked box or boxes (i) through (viii) above and the Disqualifying Event(s) occurred before September 23, 2013, (i) do the description(s) you provided above sufficiently disclose such Disqualifying Event(s) in accordance with the requirements in Rule 506(e) under the Securities Act of 1933 and (2) do you authorize disclosure of the description(s) above to current and prospective investors in the Fund?

◻ Yes          ◻ No
Waivers

If you checked box or boxes (i) through (viii) above and the Disqualifying Event(s) occurred after September 23, 2013, please check a box below indicating whether Disqualifying Event(s) described above is/are subject to a waiver, order, judgment or decree described in Annex A  (a “Waiver”).

◻ Yes           ◻ No

If you checked “Yes” above, (1) have you provided a copy of the applicable Waiver referenced above to the general partner of the Fund; (2) have you complied with and are you complying with the terms and conditions of any applicable Waiver and such Waiver has not been revoked or further conditioned; (3)  if a condition of the Waiver requires disclosure to prospective investors in the Fund, does the description you provided above comply with the requirements of the applicable Waiver; and (4) do you authorize the disclosure of such description to current and prospective investors of the Fund?

◻ Yes           ◻ No

Discretionary Management
Please check a box below indicating whether any third party has discretion to make such investment in the Fund on your behalf:

◻ Yes          ◻ No

If you checked “Yes” box, please list the name of the discretionary manager below.

Exhibit D

Execution Version

New Mountain Guardian III BDC, L.L.C.
787 7th Avenue, 49th Floor
New York, New York 10019
Dated: July 15, 2019
GHL Investments Ltd
c/o Seatankers Management Co Ltd
PO Box 53562
3399 Limassol
Cyprus
RE: New Mountain Guardian III BDC, L.L.C.
Ladies and Gentlemen:
This agreement (the “Agreement”) is entered into in connection with the investment by GHL Investments Ltd (the “Investor”) in New Mountain Guardian III BDC, L.L.C., a Delaware limited liability company (the “Fund”). This Agreement shall supplement the terms and provisions of the Amended and Restated Limited Liability Company Agreement of the Fund dated July 15, 2019, as amended, modified, supplemented or restated from time to time (the “Limited Liability Company Agreement”) and the Investor’s subscription agreement dated on or about the date hereof (the “Subscription Agreement”). Each capitalized term used and not defined herein shall have the meaning ascribed to such term in the Limited Liability Company Agreement. By the execution of this Agreement, the Fund and the Investor for good and valuable consideration hereby agree as follows:
1.
Most Favored Nation. Following the end of the Closing Period, the Fund shall summarize or disclose to the Investor any and all side letters or other written agreements with other Unitholders in the Fund, which may be redacted to remove identifying information (each a “Side Letter”). To the extent any Side Letter entered into with a Unitholder similarly situated with the Investor has the effect of establishing rights or otherwise benefiting such Unitholder in a manner more favorable in any material respect to such Unitholder than the rights and benefits established in favor of the Investor by this Agreement (each such right or benefit, a “Preferential Term”), the Investor shall, upon request to the Fund within 30 days of receipt of such Side Letter, receive substantially the same rights and benefits of any Preferential Term, but only if the Investor agrees to be bound by all terms, restrictions and obligations contingent upon or related to such Preferential Term and such rights and benefits are or can be applicable to the Investor and are so requested. For the avoidance of doubt, such rights or benefits that are related to a legal, tax, regulatory or other similar basis (including by way of any written internal policy of governmental and/or sovereign investors) applicable to the party to a Side Letter but not to the Investor on a substantially similar basis, in the sole discretion of the Fund, shall be deemed to be inapplicable to the Investor for purposes of this paragraph. Notwithstanding the foregoing, the Fund shall not be required to disclose to the Investor, and the Investor shall not be entitled to elect or receive, any terms in any Side Letter to the extent (i) such terms relate to any right or privilege in connection with nominating, recommending or appointing a member of the Fund’s Advisory Committee or a non-voting observer of the Fund’s Advisory Committee, or (ii) the Investor’s Capital Commitment (aggregated with the Capital Commitments of related investors, as determined in the sole discretion of the Fund) does not equal or exceed the Capital Commitment of the Unitholder that is a party to such Side Letter.

1

Execution Version

2.
Advisory Committee. The Fund agrees that for so long as the Investor is a Unitholder and has not defaulted on any obligation under the Limited Liability Company Agreement, the Subscription Agreement or any other agreement executed in connection with the Investor’s investment in the Fund, the Investor shall be entitled (but is not required) to designate one representative to the Advisory Committee.

3.
Credit Facility. Notwithstanding anything contained in Section 4.2 of the Limited Liability Company Agreement to the contrary, the Investor shall not be required to provide any guarantees, legal opinions or other information (including financial information) regarding the Investor that is not publicly available or that is not generally made available to unaffiliated lenders of such Investor (or funds in which the Investor invests) in connection with any credit facility entered into by the Fund, except that the Investor shall confirm to a lender, from time to time, the amount of the Investor’s undrawn Capital Commitments.

4.
Consents. The Fund acknowledges and agrees that, notwithstanding anything contained in the Limited Liability Company Agreement to the contrary, in no event shall the failure of the Investor to respond to any proposed action or amendment constitute the approval of such action or amendment.

5.
Indemnification. Notwithstanding anything contained in Section 9.1 of the Limited Liability Company Agreement to the contrary, no Covered Person shall be indemnified for Losses incurred by such Covered Person solely due to such Covered Person’s material breach of this Agreement with the Investor.

6.
Reports. The Fund agrees to use commercially reasonable efforts to deliver to the Investor: (i) quarterly cash flow estimate of the Fund; (ii) quarterly summary of the Investor’s investment activity, including both contributions from and distributions to the Investor; and (iii) quarterly financial statements of the Fund that include  the impact of distributions.

7.
Other Credit Products. The Fund agrees to provide advance notice to the Investor of any new private commingled investment vehicle, managed account or fund of one organized during the Investment Period by the Adviser or its affiliates for outside investors with investment criteria (including a return profile, security focus and leverage terms), objectives and focus substantially similar to those of the Fund; provided, that such notice is subject to Regulation FD promulgated by the SEC and any other applicable confidentiality restrictions.

8.
Other Debt or Debt-Like Investments. The Adviser and its affiliates acknowledge that the Investor has indicated its desire to make investments in debt and debt-like instruments that the Adviser, its affiliates or any portfolio companies of New Mountain Capital may offer on a basis with no fees or carry.  For the avoidance of doubt, the Adviser or its affiliates are not obligated to offer any specific investments or amount of investments.

9.
Disclosure of Incentive Fees. The Adviser hereby agrees to disclose to the Investor each payment of the Incentive Fee and how much of each payment of the Incentive Fee is attributable to the Income Incentive Fee and how much is attributable to the Incentive Fee on Capital Gains (each as defined in the Investment Management Agreement).  Such disclosure will be made in the Fund’s quarterly financial statements and/or in any other form reasonably requested by the Investor.

10.	Successors and Assigns. This Agreement is solely for the benefit of the parties hereto, and will not be assignable by any party without the prior written consent of the other parties.
2

Execution Version

11.
Amendments and Waivers. This Agreement may not be modified or amended or the rights of any party hereunder waived unless such modification, amendment or waiver is effected by a written instrument expressly modifying, amending or waiving this Agreement or the rights of a party hereunder, which instrument is executed by all parties.

11.
Conflicts and Survival. This Agreement is binding on and enforceable against the Fund, and in the event of a conflict between the provisions of this Agreement and the Limited Liability Company Agreement or the Subscription Agreement, the provisions of this Agreement shall control.

12.
Counterparts. This Agreement may be executed in counterparts (whether original or facsimile counterparts), each of which shall be deemed an original and which together shall constitute one and the same instrument.

13.
Governing Law. This Agreement shall be governed by, and interpreted and enforced in accordance with, the laws of the State of Delaware, to the extent not preempted by federal law, without giving effect to the principles, policies or provisions relating to choice or conflict of laws.

[Signature page follows.]
3

Execution Version

IN WITNESS WHEREOF, the parties hereto have executed and unconditionally delivered this letter agreement as a deed in multiple counterparts as of the day and in the year first above written, and each of such counterparts, when taken together, shall constitute one and the same instrument.

EXECUTED AS A DEED BY:

New Mountain Guardian III BDC, L.L.C

By:	/s/ Adam Weinstein
Name:	Adam Weinstein
Title:	Director and Executive Vice President

New Mountain Finance Advisers BDC, L.L.C., solely in respect of paragraphs 8 and 9

By:	/s/ Adam Weinstein
Name:	Adam Weinstein
Title:	Authorized Person

WITNESS

/s/ Rachel Ray Harris
Signature

Rachel Ray Harris
Print Name

4

ACCEPTED AND AGREED AND EXECUTED AS A DEED
AS OF THE DATE FIRST ABOVE WRITTEN:

GHL Investments Ltd
By:	/s/ Eirini Santhi Theocharous /s/ Despo Petrou
Name:	Eirini Santhi Theocharous / Despo Petrou
Title:	Director

WITNESS

/s/ Elena Varnava
Signature

Elena Varnava
Print Name